NO ACT

P.E. 03/11/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 21 2016

Washington, DC 20549

March 21, 2016

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-21-16

Jill E. Sutton
General Motors Company
jill.sutton@gm.com

Re: General Motors Company
Incoming letter dated March 11, 2016

Dear Ms. Sutton:

This is in response to your letter dated March 11, 2016 concerning the shareholder proposal submitted to GM by John Chevedden. We also have received a letter from the proponent dated March 13, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

16004326

March 21, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Company
Incoming letter dated March 11, 2016

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that GM may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if GM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that GM did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

March 13, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
General Motors Company (GM)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the March 11, 2016 no-action request, which stated:
"The Company intends to commence printing its definitive proxy materials on April 11, 2016, and to file and commence distribution on or about April 22, 2016."

It is respectfully requested that the proponent have at least a week to make an initial response.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Rick Hansen <rick.hansen@gm.com>

Jill E. Sutton
Deputy General Counsel &
Corporate Secretary

General Motors Company
Legal Staff
300 Renaissance Center
Mail Code: 482-C25-A36
Detroit, Michigan, 48265
Tel 313-665-4927
jill.sutton@gm.com

via email: shareholderproposals@sec.gov

March 11, 2016

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

General Motors Company, a Delaware corporation (the "***Company***") submits this letter and the enclosed materials under Rule 14a-8(j) to request confirmation from the staff of the Division of Corporation Finance (the "***Staff***") that it will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "***Commission***") if the Company excludes the shareholder proposal described below (the "***Proposal***") submitted by Mr. John Chevedden (the "***Proponent***") from the proxy materials for its 2016 Annual Meeting of Shareholders. A copy of the Proposal, which requests that the Company adopt a "proxy access" bylaw, and the cover letter to the Proposal are attached to this letter as Exhibit A.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), the Company is emailing this letter to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), the Company is simultaneously providing a copy of this letter and exhibits to the Proponent as notice of the Company's intent to omit the Proposal from its 2016 proxy materials. Likewise, the Company takes this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

This letter constitutes the Company's statement of the reasons it deems omission of the Proposal proper. The Company intends to commence printing its definitive proxy materials on April 11, 2016, and to file and commence distribution on or about April 22, 2016. This letter is being sent to the Staff less than 80 calendar days before such date and, therefore, for the reasons indicated, the Company respectfully requests that the Staff waive the 80-day requirement set forth in Rule 14a-8(j)(1) with respect to this letter.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors adopt a "proxy access" bylaw pursuant to which any shareholder or group of shareholders would be permitted to nominate candidates for election to the Board, and the Company would be required to list such nominees in the Company's proxy statement, so long as the shareholder or group holds at least 3% of the Company's outstanding common stock continuously for at least three years before submitting the nomination. Under the Proposal, shareholders would be permitted to nominate up to 25% of the Board or two nominees, whichever is greater.

BASIS FOR EXCLUSION

The Company respectfully requests that the Staff concur in its view that the Company may exclude the Proposal from its 2016 proxy materials pursuant to Rule 14a-8(i)(10), which provides that a shareholder proposal may be omitted from a company's proxy materials if "the company has already substantially implemented the proposal." On March 4, 2016, the Company's Board of Directors (the "***Board***") adopted amendments to the Company's Amended and Restated Bylaws (as so amended, the "***Amended Bylaws***") consistent with the specifications outlined in the Proposal. The Company filed a Current Report on Form 8-K, along with a copy of the Amended Bylaws on March 8, 2016, to announce the amendments. A copy of the Amended Bylaws is attached hereto as Exhibit B.

In particular, the Company's proxy access bylaw provides that a shareholder or group of shareholders who have owned 3% or more of the Company's outstanding common stock for at least three years would have the right to include in the Company's proxy statement nominees to the Board representing not more than the greater of two nominees or 20% of the Board. Because the Amended Bylaws implement the essential elements of the Proposal, the Company has substantially implemented the Proposal pursuant to Rule 14a-8(i)(10).

As described below, the Amended Bylaws address each of the essential elements of the Proposal. The Company notes that the Proposal is substantially the same proposal that the Staff considered in a series of no-action letters from February and March 2016, and that the proxy access terms adopted by the Company are substantially similar to those adopted by the other companies that the Staff has concurred substantially implement this form of proxy access shareholder proposal. Accordingly, the Company believes this no-action request does not raise any novel issues and is wholly consistent with the Staff's prior holdings.

ANALYSIS

The Proposal may be excluded under Rule 14a-8(i)(10) because the Amended Bylaws substantially implement the Proposal.

A. Rule 14a-8(i)(10) Background

The Amended Bylaws implement the essential elements of the Proposal by providing a proxy access procedure under which one or a group of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy statement and on the Company's proxy card shareholder-nominated director candidates representing not more than the greater of two nominees or 20% of the Board.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy statement if the company has substantially implemented the proposal. The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Release No. 34-12598 (Jul. 7, 1976). Rule 14a-8(i)(10) does not require a company to implement every detail of a proposal in order for the proposal to be excluded. The Staff has maintained this interpretation of Rule 14a-8(i)(10) since 1983, when the Commission reversed its prior position of permitting exclusion of a proposal only where a company's implementation efforts had "fully" effectuated the proposal. Release No. 34-20091 (Aug. 16, 1983).

Based on its revised approach, the Staff has consistently taken the position that a proposal has been "substantially implemented" and may be excluded as moot when a company can demonstrate that it already has taken actions to address the essential elements of the proposal. *See, e.g.*, *Exelon Corp.* (Feb. 26, 2010) (proposal requesting report disclosing its policies and procedures for political contributions, excludable under Rule 14a-8(i)(10) based on Exelon's publicly-disclosed political spending report); *NetApp, Inc.* (Jun. 10, 2015) (proposal requesting elimination of supermajority voting provisions, excludable under Rule 14a-8(i)(10) based on the fact that the company had already eliminated all supermajority voting requirements from the company's bylaws). Applying this standard, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991) (proposal requesting that the Company subscribe to the "Valdez Principles" excludable based on the fact that the company had already adopted policies, practices and procedures with respect to the environment that compared favorably to the Valdez Principles).

The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the "essential objective" of a proposal, even if the company did not take the exact action requested by the proponent, did not implement the proposal in every detail, or exercised discretion in determining how to implement the proposal. *See, e.g.*, *FedEx Corporation* (Jun. 15, 2011) (proposal requesting amendments to FedEx's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, substantially implemented by the "Succession Planning and Management Development" section of FedEx's publicly disclosed Corporate Governance Guidelines); *Citigroup Inc.* (Jan. 19, 2010) (proposal requesting the board of directors adopt a bylaw amendment requiring the company to have an independent director serve as lead director substantially implemented by the fact that the company had an independent director serving as board chairman and a bylaw in place requiring a lead director if the board chairman was not an independent director); *ConAgra Foods, Inc.* (Jul. 3, 2006) (proposal requesting publication of a sustainability report substantially implemented by the fact that the company had posted online a report on the topic of sustainability); *Talbots, Inc.* (Apr. 5, 2002) (proposal requesting that the company implement a corporate code of conduct based on the

International Labor Organization (ILO) human rights standard substantially implemented where the company had already implemented a code of conduct addressing similar topics but not based on ILO standards); *Nordstrom, Inc.* (Feb. 8, 1995) (proposal requesting a code of conduct for its overseas suppliers substantially implemented by existing company guidelines).

The Company believes the Staff's decisions with respect to the exclusion of a proxy access shareholder proposal in each of *Amazon.com, Inc.* (Mar. 3, 2016), *Anthem Inc.* (Mar. 3, 2016), *Fluor Corporation* (Mar. 3, 2016), *International Paper Company* (Mar. 3, 2016), *ITT Corporation* (Mar. 3, 2016), *McGraw Hill Financial, Inc.* (Mar. 3, 2016), *Public Service Enterprise Group Inc.* (Mar. 3, 2016), *Sempra Energy* (Mar. 3, 2016), *Xylem Inc.* (Mar. 3, 2016) (collectively, the "***March 3, 2016 letters***"), *Alaska Air Group* (Feb. 12, 2016), *Baxter International Inc.* (Feb. 12, 2016), *Capital One Financial Corporation* (Feb. 12, 2016), *Cognizant Technology Solutions Corporation* (Feb. 12, 2016), *The Dun & Bradstreet Corporation* (Feb. 12, 2016), *General Dynamics Corporation* (Feb. 12, 2016), *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016), *Illinois Tool Works Inc.* (Feb. 12, 2016), *Northrop Grumman Corporation* (Feb. 12, 2016), *PPG Industries, Inc.* (Feb. 12, 2016), *Science Applications International Corporation* (Feb. 12, 2016), *Target Corporation* (Feb. 12, 2016), *Time Warner Inc.* (Feb. 12, 2016), *UnitedHealth Group, Inc.* (Feb. 12, 2016), *The Western Union Company* (Feb. 12, 2016) (collectively, the "***February 12, 2016 letters***")[1], and *General Electric Company* (Mar. 3, 2015) support our view that the Amended Bylaws substantially implement the Proposal. In these no-action letters, the Staff agreed with companies that they could exclude proxy access proposals from proxy materials on the basis of Rule 14a-8(i)(10) because the adopted proxy access bylaws addressed the essential elements of the shareholder proposal. Specifically, as requested by the respective proposals, all of the above-referenced companies adopted bylaws that permit a group of shareholders who owned 3% or more of the respective company's common stock continuously for at least three years to include their nominees in the company's proxy statement. The bylaws of 14 of those companies permit nominations of the greater of two nominees or 20% of the board, as do the Amended Bylaws.

B. The Board's Adoption of the Amended Bylaws Substantially Implements the Proposal

The proxy access provisions in the Amended Bylaws substantially implement the Proposal because the Amended Bylaws compare favorably to, and address the essential elements of the Proposal. The Amended Bylaws provide a proxy access procedure under which one shareholder or a group of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy statement and on the Company's proxy card, the greater of two or a specified limit of shareholder-nominated director candidates. In particular, the Amended Bylaws address each element of the Proposal as follows:

- **Ownership Threshold and Holding Period:** The Proposal would require that the Company adopt a proxy access right for shareholders who own (individually or as a group) 3% of the Company's outstanding common stock continuously for at least three years prior to submitting a nomination. As adopted, Section 1.11.4(c) of the Amended Bylaws requires the

[1] All of the shareholder proposals at issue in the March 3, 2016 letters and February 12, 2016 letters were substantively identical to one another and to the Proposal.

individual or group of shareholders submitting the nomination to own and have owned 3% of outstanding common stock for at least three years prior to submitting a nomination in order to utilize proxy access procedures.

- **Number of Proxy Access Nominees:** The Proposal would permit shareholders to include director nominees in the Company's proxy materials representing a number that "should not exceed one quarter of the directors then serving, or two, whichever is greater." Section 1.11.4(b) of the Amended Bylaws allows shareholders to include nominees representing up to 20% of the seats on the Board, or two candidates, whichever is greater. The Amended Bylaws meet the objective of the Proposal that at least two candidates may be nominated by shareholders under the proxy access bylaw. The Amended Bylaws are also consistent with the Proposal in that in no event would the Amended Bylaws produce an outcome in which the number of shareholder candidates would exceed one quarter of the directors then serving. Finally, this result is in accord with proxy access bylaws adopted by the subject companies in at least 19 of the March 3 and February 12, 2016 letters, which provide for shareholder nominees to constitute either (x) 20% of the board or (y) the greater of two nominees or 20% of the board.

- **Aggregation of Shares:** The Proposal would allow an unlimited number of shareholders to aggregate their shares in order to meet the 3% ownership threshold. Section 1.11.4(a) of the Amended Bylaws allows up to 20 shareholders to aggregate their shares in order to meet the 3% ownership threshold. Although the Proposal differs with respect to the upper limit for aggregation, the Proposal and Amended Bylaws are similar in that they both allow shareholders to aggregate their shares in order to meet the minimum ownership requirements necessary to exercise the proxy access right.

- **Treatment of Loaned Shares:** The Proposal would require that the Company's proxy access bylaw count loaned shares towards the ownership threshold. Similarly, Section 1.11.4(f) of the Amended Bylaws includes loaned shares subject to a requirement that those shares may be recalled within five business days, and that the loaned shares are in fact recalled within five business days of the shareholder's receipt of notice that any of its Shareholder Nominees will be included in the Company's proxy materials.

- **Proof of Ownership:** The Proposal would require that a nominating shareholder provide written proof of ownership of the shares required to qualify to use the proxy access procedures. Similarly, 1.11.4(c) of the Amended Bylaws requires that shareholders provide written proof they own the shares required to qualify to use the proxy access procedures.

- **Shares Acquired in the Ordinary Course of Business:** The Proposal would require that any shareholder who seeks to use the proxy access procedures certify that the required shares were acquired in the ordinary course of business and not to change or influence control at the Company. Similarly, Section 1.11.4(c)(vii)(A) of the Amended Bylaws requires that a shareholder who attempts to use the proxy access procedures represent that the required shares were acquired in the ordinary course of business and not to change or influence control of the Company.

- **Written Notice:** The Proposal would require that a shareholder seeking to utilize the proxy access procedures provide written notice of information required by the Company's Bylaws and the nominee's consent to being named in the proxy materials and to serving as director if elected. Similarly, Sections 1.11.4(c)(iv) and 1.11.4(c)(v) of the Amended Bylaws require a nominating shareholder to provide written notice of information required by the Company's Bylaws and the nominee's consent to being named in the proxy materials and to serving as director if elected.

- **Statement in Support:** The Proposal would permit a nominating shareholder to include a statement in support of its candidate(s), not to exceed 500 words, with its nomination(s) in the Company's proxy materials. Section 1.11.4(c)(vi) of the Amended Bylaws similarly allows a nominating shareholder to include in the Company's proxy materials a statement of up to 500 words in support of the shareholder's candidate(s).

- **Assumption of Liability:** The Proposal would require that a shareholder that makes use of the proxy access procedures agree to assume any liability resulting from any legal or regulatory violation arising out of their communications with the Company's shareholders. Section 1.11.4(c)(viii) of the Amended Bylaws similarly provides that any shareholder who makes use of the proxy access procedures agree to assume any liability resulting from any legal or regulatory violation arising out of its communications with the Company's shareholders.

- **Priority Given to Multiple Nominations:** The Proposal would require that the Company adopt procedures for prioritizing multiple candidates should the Company receive nominations in excess of the limit. Section 1.11.4(b) of the Amended Bylaws provides a mechanism for prioritizing multiple candidates should the Company receive nominations in excess of the number of permitted shareholder nominees.

Based on the foregoing, the Company believes it should be permitted to exclude the Proposal from its proxy materials in reliance on Rule 14a-8(i)(10). Like the Proposal, the Amended Bylaws provide a method for a shareholder or group of shareholders to nominate directors to the Board who will be included in the Company's proxy materials. Moreover, as illustrated by the discussion above, the Amended Bylaws include the key features sought by the Proposal.

The Company acknowledges that the Amended Bylaws differ from the Proposal in certain respects; however, the Staff's March 3 and February 12, 2016 letters indicate that proxy access proposals may be excluded under Rule 14a-8(i)(10) where a company has not adopted the shareholder proposal in its entirety. In this regard, 13 of the 15 companies covered by the February 12, 2016 letters involved proxy access bylaws that limited aggregation to 20 shareholders, despite the subject proposals' corresponding requests that an unlimited number of shareholders be permitted to aggregate their shares. In addition, of the 15 proxy access bylaws referenced in the February 12, 2016 letters, only four used the greater of 25%/2 number of nominees construct, while eight used the greater of 20%/2 construct, as in the Amended Bylaws.[2] The March 3, 2016 letters follow a similar pattern. Nevertheless, each company was permitted

---

[2] An additional three permitted a flat 20% of the of the board.

to exclude the shareholder proposal under Rule 14a-8(i)(10) because the proposal had been substantially implemented. A corresponding determination is appropriate in this case, given the Company's Amended Bylaws.

REQUEST FOR WAIVER UNDER RULE 14a-8(j)(1)

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff, in its discretion, to permit a registrant to make its submission later than 80 days before the filing of its definitive proxy statement if the registrant demonstrates good cause for missing the deadline.

The Board adopted the Amended Bylaws on March 4, 2016, and it did so only after extensive deliberation and engagements with investors, including with the Proponent. As the Staff is no doubt aware, market practice on the topic of proxy access is rapidly evolving, as are the expectations of investors, proxy advisors and other interested parties. For these reasons, over the many months in which the Board considered the issue of proxy access, it remained very open-minded as to the terms and conditions of the proxy access Bylaw. Based on feedback received from management, investors (including the Proponent) and the Board's external advisors, the draft proxy access Bylaw underwent significant changes over the course of its preparation. The Board also gave due consideration to the bylaws adopted by other public companies during 2015 through March 4, 2016, as well as investor reaction to those bylaws. Indeed, the draft proxy access Bylaw remained a live document up to the time the Board finally approved it on March 4, 2016. As a result, the Company simply was not in a position before the 80-day deadline to file a no-action request with the Staff (even as a placeholder) because of these rapidly-changing dynamics and the iterative nature of the overall process.

In addition, through several written and oral communications with the Proponent, which the Company has attached hereto as Exhibit C, the Company has proactively attempted to reach a mutually agreeable resolution such that the Proponent would formally withdraw the Proposal, obviating any need for the formal exclusion process under Rule 14a-8 that is the subject of this letter. These efforts transpired over a prolonged period of time during which the Staff in parallel issued the March 3 and February 12, 2016 letters. As a result of our multiple attempts to reach a mutually agreeable resolution with the Proponent, noting our substantial implementation of the Proposal, and our belief that a withdrawal would be forthcoming, the Company's request to the Staff has also been delayed.

The Company believes that the Proponent will not be prejudiced or harmed by the waiver since the Proponent and the Company have engaged in several telephonic discussions and exchanged correspondence regarding the Proponent's Proposal. Therefore, the Proponent should be well aware of the Company's position with respect to the Proposal. Likewise, the Proponent should not be prejudiced or harmed because he is the nominal or actual proponent of each of the shareholder proposals at issue in the March 3 and February 12, 2016 letters. Accordingly, he should be familiar with the Staff's position on these issues.

The Company is hopeful that the Staff will not be burdened with this request due to its substantial similarity to the issues previously raised in the March 3 and February 12, 2016 letters. In light of the foregoing, the Company respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal and the supporting statement from the proxy materials for its 2016 Annual Meeting of Shareholders in reliance on Rule 14a-8(i)(10).

If you have any questions regarding this request or desire additional information, please do not hesitate to contact the undersigned.

Very truly yours,

Jill Sutton

Jill E. Sutton

Enclosures

cc: John Chevedden

Exhibit A

Cover Letter and Proposal

Sheena M. Bailey

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, December 07, 2015 3:28 PM
To:	Sheena M. Bailey
Cc:	Stockholder Services
Subject:	Rule 14a-8 Proposal (GM)``
Attachments:	CCE07122015_8.pdf

Dear Ms. Bailey,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert C. Shrosbree
Corporate Secretary
General Motors Compnay (GM)
300 Renaissance Center
Detroit, MI 48265
PH: 313-556-5000

Dear Mr. Shrosbree,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

December 7, 2015
Date

cc: Sheena M. Bailey <sheena.m.bailey@gm.com>
Corporate Governance Legal Staff
PH: 313-667-1430
FX: 313-665-4976
Sheena M. Bailey <stockholder.services@gm.com>

[GM – Rule 14a-8 Proposal, December 7, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

*** FISMA & OMB Memorandum M-07-16 ***

Sheena M. Bailey

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, December 16, 2015 9:48 PM
To:	Sheena M. Bailey
Subject:	Rule 14a-8 Proposal (GM) blb
Attachments:	CCE16122015_14.pdf

Dear Ms. Bailey,
Please see the attached broker letter.
Sincerely,
John Chevedden

Personal Investing

P.O. Box 770001
Covington, KY 45277-0045

Fidelity INVESTMENTS

December 14, 2015

GM
Post-it® Fax Note 7671 | Date 12-16-15 | # of pages ▶
To Shareholder [illegible] | From John Chevedden
Co./Dept. | Co.
Phone # | Phone #
Fax # 313-665-4976 | Fax # *** FISMA & OMB Memorandum M-07-16 ***
313-667-1426

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100 shares of Home Depot, Inc. (CUSIP: 437076102, trading symbol: HD), no fewer than 100 shares of Mattel, Inc. (CUSIP: 577081102, trading symbol: MAT), no fewer than 100 shares of Raytheon Company (CUSIP: 755111507, trading symbol: RTN), no fewer than 100 shares of United Continental Holdings, Inc. (CUSIP: 910047109, trading symbol: UAL), no fewer than 100 shares of CF Industries Holdings, Inc. (CUSIP: 125269100, trading symbol: CF) and no fewer than 100 shares of General Motors Company (CUSIP: 37045V100, trading symbol: GM) since November 1, 2014.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W177627-14DEC15

Exhibit B

Amended Bylaws

GENERAL MOTORS COMPANY
AMENDED AND RESTATED BYLAWS

AS OF MARCH 4, 2016

ARTICLE I
MEETINGS OF SHAREHOLDERS

1.1 Annual Meetings.

The annual meeting of shareholders for the election of directors, ratification or rejection of the selection of auditors, and the transaction of such other business as may properly be brought before the meeting shall be held on such date and at such time and place (if any) as the chairman of the board or the board of directors shall designate. If any annual meeting shall not be held on the day designated or the directors shall not have been elected at such meeting or at any adjournment thereof, thereafter the board shall cause a special meeting of the shareholders to be held as soon as practicable for the election of directors. At such special meeting, the shareholders may elect directors and transact other business with the same force and effect as at an annual meeting of the shareholders duly called and held.

1.2 Special Meetings.

(a) Call of Special Meeting. Special meetings of shareholders may be called at any time by the chairman of the board of directors or by a majority of the members of the board of directors or as otherwise provided by Delaware law, the certificate of incorporation or these bylaws. Any such special meeting shall be held on the date and at the time and place (if any) and for the purposes that are designated by the chairman or board in calling the meeting. Subject to paragraph (b) of this section, the board shall call a special meeting upon the written request (the "Meeting Request") of the record holders of at least 25 percent, in the aggregate, of the voting power of the outstanding shares of all classes of shares entitled to vote at such a meeting, delivered to the secretary of the Company, and shall designate a date for such special meeting not more than 90 days after the date that the secretary received the Meeting Request (the "Request Delivery Date"). In fixing a date and time for any special meeting requested by shareholders, the board may consider such factors as it deems relevant, including without limitation, the nature of the matters to be considered, the facts and circumstances related to any request for a meeting, and any plan of the board to call an annual meeting or special meeting.

(b) Shareholder Request for Special Meeting.

(i) Any Meeting Request shall be signed by one or more shareholders, or their duly authorized agent, that request the special meeting and shall set forth: (A) a statement of the specific purpose of the meeting and the matters proposed to be acted on at the meeting and the reasons for conducting such business at the meeting; (B) the name and address of each signing shareholder and date of signature; (C) the number of shares of each class of voting shares owned of record and beneficially by each such shareholder; (D) a description of all arrangements or understandings between any signing shareholder and any other person regarding the meeting and the matters proposed to be acted on at the meeting; (E) all information relating to each signing shareholder that would be required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not the subject of the Meeting Request) or would otherwise be required, in each case pursuant to Section 14 of the Securities

Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder (or any successor provision of the Exchange Act or the rules or regulations promulgated thereunder), whether or not Section 14 of the Exchange Act is then applicable to the Company; and (F) all of the information regarding the shareholders making the Meeting Request that would be required by section 1.11 of these bylaws if the shareholder were intending to make a nomination or to bring any other matter before a shareholder meeting. A shareholder may revoke its request for a special meeting at any time by written revocation delivered to the secretary of the Company.

(ii) The board shall have the authority to determine not to call a special meeting requested by shareholders if (A) the board has called or calls an annual or special meeting of shareholders to be held not more than 90 days after the Request Delivery Date and the purpose of such shareholder meeting includes (among any other matters properly brought before the meeting) the purpose specified in the Meeting Request; (B) within 12 months prior to the Request Delivery Date, an annual or special meeting was held that considered the purpose specified in the Meeting Request, except for the election of one or more directors; (C) the Meeting Request relates to an item of business that is not a proper subject for shareholder action under applicable law; or (D) such request was made in violation of Regulation 14A under the Exchange Act, to the extent applicable, or other applicable law. The board is authorized to determine in good faith the purpose of a shareholder meeting.

(c) Conduct of Special Meeting. Business transacted at a special meeting requested by shareholders shall be limited to the purpose stated in the Meeting Request; provided, however, that the board shall be able to submit additional matters to shareholders at any such special meeting.

1.3 Notice of Meetings.

Written notice (including notification by electronic means as permitted by the rules of the Securities and Exchange Commission (the "SEC")) of each meeting of shareholders shall be given by the chairman of the board and/or the secretary in compliance with the provisions of Delaware law and these bylaws.

1.4 List of Shareholders Entitled to Vote.

The secretary shall prepare or have prepared before every meeting of shareholders a complete list of the shareholders entitled to vote at the meeting in compliance with the provisions of Delaware law and the certificate of incorporation.

1.5 Quorum.

(a) At each annual or special meeting of shareholders, except where otherwise provided by law or the certificate of incorporation or these bylaws, holders of a majority of the voting power of the outstanding shares entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum. Where a separate vote by a class or classes or series of shares is required, the holders of a majority of the voting power of the shares of such class or classes or series of shares present in person or represented by proxy shall constitute a quorum for the purposes of such matter on which a separate vote is required.

(b) In the absence of a quorum pursuant to this section of the bylaws, a majority of the voting power of the outstanding shares entitled to vote and present in person or by proxy, or any officer, may adjourn the meeting from time to time in the manner and to the extent provided in section 1.9 of these bylaws until a quorum shall attend.

(c) Shares of the Company belonging to the Company or to another entity, a majority of whose ownership interests entitled to vote in the election of directors of such other entity is held, directly or indirectly, by the Company, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Company to vote shares of its own stock that it is entitled to vote in a fiduciary capacity.

1.6 Conduct and Place of Meeting.

The chairman of the board or, if the chairman or the board of directors so designates, the chief executive officer, the president, the vice chairman or a vice president of the Company shall preside at each meeting of the shareholders. The secretary of the Company shall record the proceedings of meetings of the shareholders, but in the absence of the secretary, the person presiding over the meeting shall designate any person to record the proceedings. The person presiding over any meeting of shareholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion. The date and time of the opening and closing of the polls for each matter upon which the shareholders will vote at the meeting shall be announced at the meeting.

The chairman of the board or the board of directors may designate any place, either within or without the State of Delaware, as the location for any meeting of shareholders, and may, in their sole discretion, determine that a virtual meeting of shareholders by means of remote communication shall be held in addition to or instead of a physical meeting as permitted by Delaware law.

1.7 Voting; Proxies.

Each shareholder entitled to vote must be entitled to vote in accordance with the number of shares and voting powers of the voting shares held of record by such shareholder. Each shareholder entitled to vote at a meeting of shareholders may authorize another person or persons to act for such shareholder at such meeting by proxy, but such proxy, whether revocable or irrevocable, must comply with the applicable requirements of Delaware law. Voting at meetings of shareholders, on matters other than the election of directors, need not be by written ballot unless the holders of a majority of the voting power of the outstanding shares entitled to vote at the meeting present in person or by proxy at such meeting shall so determine. All elections and questions shall, unless otherwise provided by law, rule or regulation, including any stock exchange rule or regulation, applicable to the Company, the certificate of incorporation, or section 2.2 or any other provision of these bylaws, be decided by the vote of the holders of a majority of the voting power of the shares entitled to vote thereon present in person or by proxy at the meeting. Votes cast "for" or "against" and "abstentions" with respect to a matter shall be counted as shares of the Company entitled to vote on such matter, while "broker non-votes" (or other shares of the Company similarly not entitled to vote) shall not be counted as shares entitled to vote on such matter.

1.8 Fixing Date for Determination of Shareholders of Record.

To determine the shareholders of record for any purpose, the board of directors may fix a record date; provided that the record date shall not precede the date upon which the board adopts the resolution fixing the record date; and provided further that the record date shall be: (a) in the case of determination of shareholders entitled to receive notice of or to vote at any meeting of shareholders or adjournment thereof, not more than 60 nor less than ten days before the date of such meeting; (b) in the case of determination of shareholders entitled to express consent to corporate action in writing without a meeting, in accordance with section 1.12 of these bylaws; and (c) in the case of any other action, not more than 60 days prior to such other action. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the board may choose to fix a new record date for the adjourned meeting.

1.9 Adjournments.

The person presiding over any meeting of shareholders, annual or special (other than a special meeting requested by shareholders in accordance with section 1.2(a) of these bylaws in the absence of a quorum), whether or not a quorum is present, may adjourn the meeting from time to time to reconvene at the same or some other place. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. Notice need not be given of any such adjourned meeting if the time and place, if any, thereof, and the means of remote communication, if any, by which shareholders and proxy holders may be deemed to be present and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken, except that if the adjournment is for more than 30 days or if, after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

1.10 Judges.

All votes by ballot at any meeting of shareholders shall be conducted by one or more judges appointed for the purpose, either by the board of directors or by the person presiding over the meeting. The judges shall decide upon the qualifications of voters, count the votes, and report the result in writing to the secretary of the meeting.

1.11 Notice of Shareholder Nomination and Shareholder Business.

1.11.1 General

At a meeting of the shareholders, only such business shall be conducted as shall have been properly brought before the meeting. Nominations for the election of directors may be made by the board of directors in accordance with the Stockholders Agreement dated October 15, 2009 among the Company and the other parties thereto or by any shareholder entitled to vote for the election of directors who complies with the notice and other requirements set forth in this section 1.11. Matters to be properly brought before the meeting must be: (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board, including, as applicable, matters covered by Rule 14a-8 under the Exchange Act; (b) otherwise properly brought before the meeting by or at the direction of the board; or (c) otherwise properly brought before the meeting by a shareholder pursuant to the notice and other requirements of this section 1.11.

1.11.2 Shareholder's Notice of Intent

(a) A shareholder who intends to make a nomination for the election of directors or to bring any other matter before a meeting of shareholders must give notice of such intent in writing or by electronic transmission. Such notice must be received by the secretary, in the case of an annual meeting not more than 180 days and not less than 120 days before the anniversary date of the prior year's annual meeting, or in the case of a special meeting, not more than 10 days after the day on which public announcement of the date of such meeting is first made by the Company; provided, however, in the case of an annual meeting, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the prior year's annual meeting, notice by the shareholder must be so delivered not earlier than the close of business on the 180th day prior to the date of such annual meeting and not later than the close of business on the later of the 120th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 130 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. Notwithstanding the preceding sentence, requests for inclusion of proposals in the Company's proxy statement made pursuant to Rule 14a-8 under the Exchange Act, if applicable, shall be deemed to have been delivered in a timely manner if delivered in accordance with such Rule. In no event shall any adjournment or postponement of an annual meeting, or the public announcement thereof, commence a new time period for the giving of a shareholder's notice as described above.

(b) Notwithstanding anything in section 1.11.2(a) to the contrary, in the event that the number of directors to be elected to the board of directors is increased by the board of directors, and there is no public announcement by the Company naming all of the nominees for director or specifying the size of the increased board of directors at least 130 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice required by this section 1.11.2 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Company not later than the close of business on the 10th day following the day on which such public announcement is first made by the Company.

1.11.3 Proposals under Rule 14a-8

As to matters sought to be included in any proxy statement of the Company pursuant to Rule 14a-8, shareholders shall comply with Rule 14a-8 under the Exchange Act, if applicable, rather than this section 1.11 to the extent that any of the requirements of this section 1.11 conflict with Rule 14a-8.

1.11.4 Proxy Access Nominations

(a) The Company shall include in the proxy statement for an annual meeting of shareholders following the 2016 annual meeting the name, together with the Required Information (as hereinafter defined), of any person nominated for the election of directors in compliance with the requirements of this section 1.11.4 (a "Shareholder Nominee") by a single shareholder that satisfies, or by a group of no more than 20 shareholders that together satisfy, the prerequisites of this section 1.11.4 (such qualifying single shareholder or qualifying group of shareholders collectively, the "Eligible Shareholder"), if the Eligible Shareholder provides notice within the time period for shareholder nominations set forth in section 1.11.2 and expressly elects at the time of providing the notice to have its nominee included in the Company's proxy materials pursuant to this section 1.11.4; provided, however, that a shareholder who has a contractual right, or has contractually limited such shareholder's right, to designate one or more nominees for director shall not be, and any Shareholder Associated Persons of such shareholder shall not be, an Eligible Shareholder, and shall not be eligible to participate in a group of shareholders constituting an Eligible Shareholder. The Company shall have no obligation to include in the proxy statement for an annual meeting nominees of shareholders that have complied with 1.11.2 but have not also complied with this section 1.11.4. For purposes of this section 1.11.4, the "Required Information" that the Company will include in its proxy statement is (i) the information concerning the Shareholder Nominee and the Eligible Shareholder that is required to be disclosed in the Company's proxy statement by the Exchange Act and the rules and regulations promulgated thereunder; and (ii) if the Eligible Shareholder so elects, one Statement (defined in section 1.11.4(c)(vi)).

(b) The maximum number of Shareholder Nominees submitted by Eligible Shareholders for inclusion in the Company's proxy statement pursuant to this section 1.11.4 appearing in the Company's proxy statement for an annual meeting of shareholders shall not exceed the greater of: (i) two persons and (ii) 20% of the number of directors in office as of the last day on which notice of a nomination may be delivered in accordance with the procedures pursuant to section 1.11.4, or if such amount is not a whole number, the closest whole number below 20%; provided, however, that this maximum number shall be reduced by (i) any director candidate who had been a Shareholder Nominee at any of the preceding two annual meetings of shareholders and whose reelection at the upcoming annual meeting is being recommended by the board of directors and (ii) any Shareholder Nominee who was submitted by an Eligible Shareholder but either is subsequently withdrawn or that the board of directors decides to nominate as a board of director nominee. In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this section 1.11.4 exceeds this maximum number, each Eligible Shareholder will select one Shareholder Nominee for inclusion in the Company's proxy statement until the maximum number is reached, going in descending order of the amount of the Company's voting shares each Eligible Shareholder has disclosed as owned in the written notice of the nomination submitted to the Company, as validated to be true and correct by the Secretary. If the maximum number is not reached after each Eligible Shareholder has selected one Shareholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the maximum number is reached.

(c) Each Eligible Shareholder's notice of intent shall include:

(i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) providing evidence verifying that, as of a date within seven calendar days prior to the date the written notice of the nomination is delivered to or mailed and received by the Company, the Eligible Shareholder owns, and has owned continuously for the preceding three years, at least 3% of the issued and outstanding voting shares of the Company (the "Required Shares"). In the case of a group of shareholders who together hold the Required Shares, each individual shareholder must present such evidence verifying continuous ownership, for the preceding three years, of the shares held by such shareholder contributing to the Required Shares, and only such individually and continuously held shares shall be deemed to contribute to the Required Shares;

(ii) the Eligible Shareholder's agreement to provide, within five business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Eligible Shareholder's continuous ownership of the Required Shares through the record date. In the case of a group of shareholders who together hold the Required Shares, each such shareholder must agree to provide such written statements;

(iii) a written statement from the Eligible Shareholder indicating whether the Eligible Shareholder intends to hold at least a majority of the Required Shares for at least one year after the annual meeting at which the Eligible Shareholder's Shareholder Nominee will be submitted for election to the board of directors (subject to any mandatory fund rebalancing required by such shareholder's pre-existing governing instruments and written investment policies). In the case of a group of shareholders who together hold the Required Shares, each such shareholder must provide the required statement;

(iv) the information required to be set forth in the shareholder's notice of nomination pursuant to section 1.11.5(d);

(v) the Shareholder Nominee's consent pursuant to section 1.11.6(a);

(vi) if the Eligible Shareholder so elects, one written statement (the "Statement") for inclusion in the Company's proxy statement for the annual meeting, not to exceed five hundred words, in support of the candidacy of the Shareholder Nominee(s). The Company may omit from its proxy materials information or such statement that it, in good faith, believes is materially false or misleading, omits any material fact, or would violate any applicable law or regulation;

(vii) a representation that the Eligible Shareholder (or, as applicable, each shareholder included within a group comprising an Eligible Shareholder):

(A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the Company, and does not presently have any such intent;

(B) has not nominated and will not nominate for election to the board of directors at the annual meeting any person other than the Shareholder Nominee(s) being nominated pursuant to this section 1.11.4;

(C) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Shareholder Nominee or a nominee of the board of directors;

(D) will not distribute to any shareholder any form of proxy for the annual meeting other than the form distributed by the Company;

(E) will hold the Required Shares through the date of the annual meeting at which the Eligible Shareholder's Shareholder Nominee will be submitted for election to the board of directors (subject to any mandatory fund rebalancing required by such shareholder's pre-existing governing instruments and written investment policies); and

(F) will provide facts, statements and other information in all communications with the Company and its shareholders that are and will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and will otherwise comply with all applicable laws, rules and regulations in connection with any actions taken pursuant to this section 1.11.4;

(viii) an undertaking that the Eligible Shareholder (or, as applicable, each shareholder included within a group comprising an Eligible Shareholder) agrees to:

(A) assume all liability stemming from, and indemnify and hold harmless the Company and each of its directors, officers and employees individually against any liability, loss or damages in connection with, any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Company or any of its directors, officers or employees arising out of any legal or regulatory violation arising out of the Eligible Shareholder's communications with the shareholders of the Company or out of the information that the Eligible Shareholder provided to the Company;

(B) comply with all other laws and regulations applicable to any solicitation in connection with the annual meeting; and

(C) provide to the Company prior to the election of directors such additional information as necessary with respect thereto;

(ix) with respect to a group comprising an Eligible Shareholder, each shareholder's agreement designating one of the members of the group as the exclusive member to interact with the Company for purposes of this section 1.11.4 on behalf of all members and authorized to act on behalf of all such members with respect to the nomination and matters related thereto, including withdrawal of the nomination; and

(x) if the Eligible Shareholder did not submit the name(s) of the Shareholder Nominees to the Governance and Corporate Responsibility Committee prior to submitting a notice of intent pursuant to this section 1.11.4, a brief explanation of why the Eligible Shareholder elected not to do so.

(d) The Company shall not be required to include any Shareholder Nominee in its proxy materials pursuant to this section 1.11.4 for any annual meeting of shareholders:

(i) if the Eligible Shareholder (or, as applicable, each shareholder included within a group comprising an Eligible Shareholder):

(A) has nominated for election to the board of directors at the annual meeting any person other than the Shareholder Nominee(s) being nominated pursuant to this section 1.11.4;

(B) has engaged in a, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Shareholder Nominee or a nominee of the board of directors; or

(C) does not comply with the undertaking in section 1.11.4(c)(viii), as determined by the board of directors;

(ii) who is not independent under the Applicable Independence Standards (as defined in section 1.11.4(h)), as determined by the board of directors;

(iii) whose election as a member of the board of directors would cause the Company to be in violation of these bylaws, the certificate of incorporation, the listing standards of any stock exchange applicable to the Company on which the Company's capital stock is traded, or any applicable state or federal law, rule or regulation;

(iv) whose service as a member of the board of directors would present significant and unresolvable conflicts of interest, as determined by the board of directors;

(v) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914;

(vi) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years;

(vii) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended;

(viii) if such Shareholder Nominee or the applicable Eligible Shareholder shall have provided information to the Company in respect of such nomination that (A) was untrue in any material respect or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, or (B) directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect, to any person, in each case as determined by the Board;

(ix) if the Eligible Shareholder or applicable Shareholder Nominee otherwise contravenes any of the agreements or representations made by such Eligible Shareholder or Shareholder Nominee or fails to comply with its obligations pursuant to this section 1.11.4.

The board of directors shall have the exclusive power and authority to interpret the provisions of this section 1.11.4(d).

(e) For the avoidance of doubt and any other provisions of these bylaws notwithstanding, nothing in this section 1.11.4 or these bylaws shall limit the Company's ability to solicit against and include in its proxy materials its own statements or information relating to any Eligible Shareholder or Shareholder Nominee, including any information provided to the Company with respect to the foregoing.

(f) For the purposes of section 1.11.4, the Eligible Shareholder shall be deemed to "own" only those outstanding voting shares when the shareholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (w) sold by such shareholder or any of its affiliates in any transaction that has not been settled or closed, (x) borrowed by such shareholder or any of its affiliates for any purposes, (y) purchased by such shareholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such shareholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of the outstanding voting shares of the Company, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such shareholder's or affiliates' full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such shareholder or affiliate.

A shareholder shall "own" shares held in the name of a nominee or other intermediary so long as the shareholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A shareholder's ownership of shares shall be deemed to continue during any period in which (i) the shareholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the shareholder and has in fact revoked such proxy, power of attorney or other instrument or arrangement as of the time the notice of intent is submitted to the secretary and through the annual meeting date (subject to delegating such voting power to the Company's proxies with respect to the annual meeting and registering such shareholder's vote or direction to vote thereby); or (ii) the shareholder has loaned such shares, provided that the person has the power to recall such loaned shares on five business days' notice and has in fact recalled the loaned shares as of the time the notice of intent is submitted to the secretary and through the annual meeting date. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding voting shares of the Company are "owned" for these purposes shall be determined by the board of directors.

(g) For the purposes of determining the aggregate number of shareholders that together may constitute an Eligible Shareholder pursuant to section 1.11.4, two or more collective investment funds that are under common management and funded primarily by a single employer shall be treated as one shareholder. No shareholder may be a member of more than one group of shareholders constituting an Eligible Shareholder under this section 1.11.4, and no shares may be attributed to more than one Eligible Shareholder for purposes of this section 1.11.4. A record holder acting on behalf of one or more beneficial owners will not be counted separately as a shareholder with respect to the shares owned by beneficial owners on whose behalf such record holder has been directed in writing to act, but each such beneficial owner will be counted separately, subject to the other provisions of this section 1.11.4, for purposes of determining the number of shareholders whose holdings may be considered as part of an Eligible Shareholder's holdings.

(h) Within the time period specified in section 1.11.2 of these bylaws for providing notice of a nomination in accordance with the procedures set forth in section 1.11.4, a Shareholder Nominee must deliver to the Company:

(i) an irrevocable letter of resignation signed by the Shareholder Nominee providing that such resignation shall become effective upon a determination by the board of directors or any committee thereof that (A) the information provided to the Company with respect to such Shareholder Nominee pursuant to this 1.11.4 was untrue in any material respect or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, or (B) such Shareholder Nominee, or the Eligible Shareholder who nominated such Shareholder Nominee, failed to comply with any obligation owed to or breached any representation made under or pursuant to these bylaws; and

(ii) a written representation and agreement that such person (A) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Company, will act or vote on any issue or question that has not been disclosed to the Company, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Company and (C) will comply with all of the Company's corporate governance, conflict of interest, confidentiality, stock ownership and trading policies and guidelines, and any other Company policies and guidelines applicable to non-employee directors.

At the request of the Company, the Shareholder Nominee must submit all completed and signed questionnaires required of Company directors and officers. The Company may request such additional information as necessary to permit the board of directors to determine if each Shareholder Nominee is independent under the listing standards of the principal U.S. exchange upon which the common stock is listed, any applicable rules of the SEC and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Company's directors (the "Applicable Independence Standards") and to assess the eligibility of such proposed nominee to serve as a director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such nominee.

(i) Any Shareholder Nominee who is included in the Company's proxy materials for a particular annual meeting of shareholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting, or (ii) does not receive votes cast in favor of the Shareholder Nominee's election, in an amount equal to at least 25% of the shares present and entitled to vote at the annual meeting, will be ineligible to be a Shareholder Nominee pursuant to section 1.11.4 for the next two annual meetings.

1.11.5 Information Required from Proponents

Except for matters sought to be covered under Rule 14a-8, a shareholder's notice shall state:

(a) the name and address and principal employment or occupation of the shareholder of the Company who intends to make a nomination or bring up any other matter and the name and address of any Shareholder Associated Person covered by clauses (c), (d), or (e) below;

(b) a representation that the shareholder is a holder of the Company's voting shares and intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice;

(c) as to the shareholder and any Shareholder Associated Person of the shareholder,

(i) the class, series, number, principal amount, and the date of acquisition, as applicable, of all securities of the Company which are owned of record by such shareholder or by any such Shareholder Associated Person as of the date of the notice,

(ii) the class, series, number and principal amount, and the date of acquisition, as applicable, of, and the nominee holder for, all securities of the Company owned beneficially but not of record by such shareholder or by any such Shareholder Associated Person as of the date of the notice, and

(iii) a description of all Derivative Interests that have been entered into as of the date of the notice by, or on behalf of, such shareholder or by any such Shareholder Associated Person, such description to include (A) the class, series, and actual or notional number, principal amount or dollar amount of all securities of the Company underlying or subject to such Derivative Interests, (B) the material economic terms of such Derivative Interests, and (C) the contractual counterparty for such Derivative Interests;

(d) if the shareholder intends to make a nomination for the election of directors,

(i) the name, age, business address and residence address and principal employment or occupation of each nominee proposed by such shareholder (a "Proposed Nominee") and the name and address of any Proposed Nominee Associated Person covered by any of subclauses (ii) through (v) of this section 1.11.5(d),

(ii) the class, series, number, principal amount, and date of acquisition, as applicable, of all securities of the Company that are beneficially owned or owned of record by such Proposed Nominee and by any such Proposed Nominee Associated Person,

(iii) a description of all Derivative Interests that have been entered into, as of the date of the notice, by or on behalf of such Proposed Nominee or any such Proposed Nominee Associated Person, such description to include (1) the class, series, and actual or notional number, principal amount or dollar amount of all securities of the Company underlying or subject to such Derivative Interests, (2) the material economic terms of such Derivative Interests, and (3) the contractual counterparty for such Derivative Interests,

(iv) a description of all arrangements or understandings between the shareholder or any Shareholder Associated Person, on the one hand, and any Proposed Nominee or any other person or persons (naming such person or persons), on the other hand, pursuant to which the nomination or nominations are to be made by the shareholder, and any other arrangements or understandings between the shareholder or any Shareholder Associated Person, on the one hand, and any Proposed Nominee, on the other hand, over the three years immediately preceding the date of the notice of shareholder nomination,

(v) all other information relating to any Proposed Nominee, any Proposed Nominee Associated Person, the shareholder or any Shareholder Associated Person that would be required to be disclosed in filings with the SEC in connection with the solicitation of proxies by the shareholder pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (or any successor provision of the Exchange Act or the rules or regulations promulgated thereunder), whether or not Section 14 of the Exchange Act is then applicable to the Company,

(vi) a written representation that the Proposed Nominee is not and will not become party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to any person or entity as to how the Proposed Nominee, if elected as a director of the Company, will act or vote on any issue or question that has not been disclosed to the Company,

(vii) a written representation that the Proposed Nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Company,

(viii) an agreement in writing by the Proposed Nominee to comply with all the Company's corporate governance, conflict of interest, confidentiality, stock ownership and trading policies and guidelines, any other Company policies and guidelines applicable to non-employee directors,

(ix) an agreement to provide, at the request of the Company, completed and signed questionnaires required of Company directors and officers, within the time prescribed by Section 1.11.6(a), and

(x) an agreement to provide such additional information as the Company may request as necessary to permit the board of directors to determine if the Proposed Nominee is independent under any of the Applicable Independence Standards.

(e) if the shareholder intends to make a proposal other than a nomination,

(i) a description of the matter,

(ii) the reasons for proposing such matter at the meeting,

(iii) a description of any material interest of the shareholder or any Shareholder Associated Person, individually or in the aggregate, in the matter, including any anticipated benefit to the shareholder or any Shareholder Associated Person therefrom,

(iv) a description of all arrangements or understandings between the shareholder or any Shareholder Associated Person, on the one hand, and any other person or persons (naming such person or persons), on the other hand, regarding the proposal, and

(v) all other information relating to the proposal, the shareholder or any Shareholder Associated Person that would be required to be disclosed in filings with the SEC in connection with the solicitation of proxies by the shareholder pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (or any successor provision of the Exchange Act or the rules or regulations promulgated thereunder), whether or not Section 14 of the Exchange Act is then applicable to the Company;

(f) to the extent known by the shareholder, the name and address of any other security holder of the Company who owns, beneficially or of record, any securities of the Company and who supports any nominee proposed by such shareholder or any other matter such shareholder intends to propose; and

(g) a representation as to whether the shareholder intends or is part of a group that intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Company's outstanding voting shares required to approve or adopt the proposal or to elect the Proposed Nominee and/or (ii) otherwise to solicit proxies from shareholders in support of such proposal or nomination.

1.11.6 Nominee Consent and Other Information

(a) Notice of intent to make a nomination shall be accompanied by the written consent of each Proposed Nominee to serve as director of the Company and by each Proposed Nominee's agreement to comply with all applicable laws and regulations (including stock exchange rules) regarding service as a director of the Company and with the Company's policies applicable to similarly situated directors, including but not limited to retirement age, limits on number of outside board memberships, codes of conduct, conflicts of interest, confidentiality, and share ownership and trading policies, if elected. Upon the Company's request, each Proposed Nominee will complete a written questionnaire in the form provided by the Secretary of the Company with respect to the Proposed Nominee's background and qualifications and deliver it within the time prescribed by delivery of notice in this section 1.11.

(b) If, after the submission of a shareholder's notice, any material change occurs in the information set forth in the shareholder's notice to the Company or the written questionnaire of the Proposed Nominee required by this section 1.11, including, but not limited to, any material increase or decrease in the percentage of the class or series of securities of the Company held or beneficially owned (including actual or notional number, principal amount or dollar amount of any securities underlying or subject to Derivative Interests), the shareholder shall promptly provide further written notice to the Company of that change and a statement updating all changed information as of the date of the further written notice. An acquisition or disposition of beneficial ownership of any number or principal amount of any securities of the Company (including an increase or decrease in actual or notional number, principal amount or dollar amount of any securities underlying or subject to Derivative Interests) in an aggregate amount equal to one percent or more of the class or series of securities outstanding shall be deemed "material" for purposes of this section 1.11; acquisitions or dispositions or increases or decreases of less than those amounts may be material, depending upon the facts and circumstances.

1.11.7 Nominations and Other Matters Not Complying with this Section

At the meeting of shareholders, the presiding officer may declare out of order and disregard any nomination or other matter not presented in accordance with this section 1.11.

1.11.8 If Proponent Fails to Appear

Notwithstanding the foregoing provisions of this section 1.11, unless otherwise required by law, if the shareholder proposing a nomination or other matter (or a qualified representative of such shareholder) does not appear at the annual or special meeting of shareholders of the Company to make its nomination or propose any other matter, such nomination shall be disregarded and such other proposed matter shall not be transacted, even if proxies in respect of such vote have been received by the Company. For purposes of this section 1.11, to be considered a "qualified representative" of the shareholder, a person must be a duly authorized officer, manager or partner of such shareholder or must be authorized by a writing executed by such shareholder or an electronic transmission delivered by such shareholder to act for such shareholder as proxy at the meeting of shareholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the commencement of the meeting of shareholders.

1.11.9 Certain Definitions

For purposes of this section 1.11:

(a) "Shareholder Associated Person" of any shareholder shall mean (i) any person acting in concert with such shareholder, (ii) any beneficial owner of securities of the Company owned of record or beneficially by such shareholder and (iii) any person directly or indirectly controlling, controlled by or under common control with such shareholder or a Shareholder Associated Person;

(b) "Proposed Nominee Associated Person" of any Proposed Nominee shall mean (i) any person acting in concert with such Proposed Nominee, (ii) any beneficial owner of securities of the Company owned of record or beneficially by such Proposed Nominee and (iii) any person directly or indirectly controlling, controlled by or under common control with such Proposed Nominee or a Proposed Nominee Associated Person; and

(c) "Derivative Interest" shall mean (i) any option, warrant, convertible security, appreciation right or similar right with an exercise, conversion or exchange privilege, or a settlement payment or mechanism, related to any security of the Company, or any similar instrument with a value derived in whole or in part from the value of any security of the Company, in any such case whether or not it is subject to settlement in any security of the Company or otherwise and (ii) any arrangement, agreement or understanding (including any short position or any borrowing or lending of any securities) which includes an opportunity for the shareholder, Shareholder Associated Person, Proposed Nominee, or Proposed Nominee Associated Person (as applicable), directly or indirectly, to profit or share in any profit derived from any increase or decrease in the value of any security of the Company, to mitigate any loss or manage any risk associated with any increase or decrease in the value of any security of the Company or to increase or decrease the number of securities of the Company which such person is or will be entitled to vote or direct the vote, in any case whether or not it is subject to settlement in any security of the Company or otherwise; provided, however, that Derivative Interests shall not include: (a) rights of a pledgee under a bona fide pledge of any security of the Company; (b) rights applicable to all holders of a class or series of securities of the Company to receive securities of the Company pro rata, or obligations to dispose of securities of the Company, as a result of a merger, exchange offer or consolidation involving the Company; (c) rights or obligations to surrender any number or principal amount of securities of the Company, or have any number or principal amount of securities of the Company withheld, upon the receipt or exercise of a derivative security or the receipt or vesting of any securities, in order to satisfy the exercise price or the tax withholding consequences of receipt, exercise, or vesting; (d) interests in broad-based index options, broad-based index futures, and broad-based publicly traded market baskets of stocks approved for trading by the appropriate federal governmental authority; (e) interests or rights to participate in employee benefit plans of the Company held by current or former directors, employees, consultants or agents of the Company; or (f) options granted to an underwriter in a registered public offering for the purpose of satisfying over-allotments in such offering.

1.12 Shareholder Action by Written Consent.

(a) Request for Record Date. The record date for determining shareholders entitled to express consent to corporate action in writing without a meeting shall be as fixed by the board of directors or as otherwise established under this section. Any person seeking to have the shareholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed to the secretary of the Company and delivered to the Company and signed by a shareholder of record, request that a record date be fixed for such purpose. The written notice must contain the information set forth in paragraph (b) of this section. Following receipt of the notice, the board shall have ten days to determine the validity of the request, and if appropriate, adopt a resolution fixing the record date for such purpose. The record date for such purpose shall be no more than ten days after the date upon which the resolution fixing the record date is adopted by the board and shall not precede the date such resolution is adopted. If the board fails within ten days after the Company receives such notice to fix a record date for such purpose, the record date shall be the day on which the first written consent is delivered to the Company in the manner described in paragraph (d) of this section; except that, if prior action by the board is required under the provisions of Delaware law, the record date shall be at the close of business on the day on which the board adopts the resolution taking such prior action.

(b) Notice Requirements. Any shareholder's notice required by paragraph (a) of this section must describe the action that the shareholder proposes to take by consent. For each such proposal, every notice by a shareholder must state (i) the information required by section 1.11 as though such shareholder was intending to make a nomination or to bring any such other matter before a meeting of shareholders, and as though such shareholder was not seeking to include any such nomination or other matter in the proxy statement of the Company and (ii) the text of the proposal (including the text of any resolutions to be effected by consent and the language of any proposed amendment to the bylaws of the Company).

In addition to the foregoing, the notice must state as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the notice is given a representation whether the shareholder or the beneficial owner, if any, intends or is part of a group which intends to (i) deliver a proxy statement and/or consent solicitation statement to shareholders of at least the percentage of the Company's outstanding shares required to effect the action by consent either to solicit consents or to solicit proxies to execute consents, and/or (ii) otherwise solicit proxies or consents from shareholders in support of the action to be taken by consent. The Company may require the shareholder of record and/or beneficial owner requesting a record date for proposed shareholder action by consent to furnish such other information as it may reasonably require to determine the validity of the request for a record date.

(c) Date of Consent. Every written consent purporting to take or authorize the taking of corporate action (each such written consent is referred to in this paragraph and in paragraph (d) as a "Consent") must bear the date of signature of each shareholder who signs the Consent, and no Consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated Consent delivered in the manner required by this section, Consents signed by a sufficient number of shareholders to take such action are so delivered to the Company.

(d) Delivery of Consent. Consent must be delivered to the Company by delivery to its registered office in the State of Delaware or its principal place of business. Delivery must be made by hand or by certified or registered mail, return receipt requested.

In the event of the delivery to the Company of Consents, the secretary of the Company, or such other officer of the Company as the board of directors may designate, shall provide for the safe-keeping of such Consents and any related revocations and shall promptly conduct such ministerial review of the sufficiency of all Consents and any related revocations and of the validity of the action to be taken by shareholder consent as the secretary of the Company, or such other officer of the Company as the board may designate, as the case may be, deems necessary or appropriate, including, without limitation, whether the shareholders of a number of shares having the requisite voting power to authorize or take the action specified in Consents have given consent; provided, however, that if the corporate action to which the Consents relate is the removal or replacement of one or more members of the board, the secretary of the Company, or such other officer of the Company as the board may designate, as the case may be, shall promptly designate two persons, who shall not be members of the board, to serve as inspectors ("Inspectors") with respect to such Consent and such Inspectors shall discharge the functions of the secretary of the Company, or such other officer of the Company as the board may designate, as the case may be, under this section. If after such investigation the secretary of the Company, such other officer of the Company as the board may designate or the Inspectors, as the case may be, shall determine that the action purported to have been taken is duly authorized by the Consents, that fact shall be certified on the records of the Company kept for the purpose of recording the proceedings of meetings of shareholders and the Consents shall be filed in such records.

In conducting the investigation required by this section, the secretary of the Company, such other officer of the Company as the board may designate or the Inspectors, as the case may be, may, at the expense of the Company, retain special legal counsel and any other necessary or appropriate professional advisors as such person or persons may deem necessary or appropriate and shall be fully protected in relying in good faith upon the opinion of such counsel or advisors.

(e) Effectiveness of Consent. No action by written consent without a meeting shall be effective until such date as the secretary of the Company, such other officer of the Company as the board may designate, or the Inspectors, as applicable, certify to the Company that the consents delivered to the Company in accordance with paragraph (d) of this section, represent at least the minimum number of votes that would be necessary to take the corporate action in accordance with Delaware law and the certificate of incorporation, which will be all the outstanding shares entitled to vote thereon.

(f) Challenge to Validity of Consent. Nothing contained in this section 1.12 shall in any way be construed to suggest or imply that the board of directors of the Company or any shareholder shall not be entitled to contest the validity of any Consent or related revocations, whether before or after such certification by the secretary of the Company, such other officer of the Company as the board may designate or the Inspectors, as the case may be, or to take any other action (including, without limitation, the commencement, prosecution, or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

ARTICLE II
BOARD OF DIRECTORS

2.1 Responsibility and Number.

The business and affairs of the Company shall be managed by, or under the direction of, a board of directors. Subject to the provisions of the certificate of incorporation and any certificates of designation for preferred stock, the board of directors shall consist of such number of directors as may be determined from time to time by resolution adopted by a vote of a majority of the entire board of directors. No board vacancy shall exist as long as the number of directors in office is equal to the number of directors designated by the board in a resolution in accordance with the certificate of incorporation and this bylaw.

2.2 Term; Election; Resignation; Vacancies.

(a) Term. Each nominee elected by the shareholders to serve as a director shall hold office for a term commencing on the date of the shareholder meeting at which the director was elected, or such later date as shall be determined by the board of directors, and ending on the next annual meeting of shareholders. Each elected director shall hold office until his or her successor is elected and qualified, unless the director dies, resigns or otherwise leaves the board before then.

(b) Election of Directors. Nominations of candidates for election as directors at any shareholder meeting at which directors will be elected may be made (i) by the board, or (ii) by any shareholder entitled to vote at such meeting who has complied with section 1.11 of these bylaws.

(c) Majority Voting. Except as provided in paragraph (d) below, to be elected a director at any shareholder meeting, a nominee must receive the affirmative vote of a majority of the votes cast with respect to that director's election at a meeting at which a quorum is present. For purposes of this section 2.2, a majority of votes cast means that the number of votes "for" a nominee must exceed 50 percent of the votes cast with respect to the election of that nominee (excluding any abstentions).

(d) Contested Elections. The nominees for director who receive a plurality of the votes cast in a "Contested Election" at a meeting at which a quorum is present will be elected. An election of directors will be considered a "Contested Election" if (i) the secretary receives proper notice under section 1.11 of these bylaws that a shareholder (the "Nominating Shareholder") intends to make a nomination at such meeting, (ii) the number of nominated individuals including the Nominating Shareholder's nominees would exceed the number of directors to be elected, and (iii) the notice has not been withdrawn by the 14th day before the date that the Company begins mailing its notice of such meeting to shareholders, unless the Board determines in its reasonable judgment that the Nominating Shareholder's nominee or nominees are likely to receive less than 0.01 percent of the votes cast in such election. Such a determination may be based on a variety of factors, including but not limited to the number of votes received by candidates nominated by the Nominating Shareholder at previous shareholder meetings.

(e) Resignation and Replacement of Unsuccessful Incumbents.

(i) Before the board can nominate any incumbent director for reelection to the board by majority voting under paragraph (c) of this section, such director must submit an irrevocable resignation that will become effective if:

(A) Such director does not receive a majority of the votes cast, as calculated pursuant to paragraph (c) above; and

(B) The board accepts such director's resignation in accordance with this paragraph (e).

(ii) Within 90 days of receiving the certified vote pertaining to any election of directors by shareholders by majority voting in which an incumbent director failed to receive a majority of the votes cast, the board shall consider the recommendation of the governance and corporate responsibility committee and determine whether to accept the resignation of the unsuccessful incumbent. The board shall accept the resignation of any unsuccessful incumbent unless it determines that for compelling reasons it is in the best interests of the Company for such incumbent to continue serving as a director. The committee in making its recommendation and the board in making its determination may consider any factors they determine appropriate. Unless the board makes such a determination, the board shall not elect or appoint any unsuccessful incumbent to the board for at least one year after such annual meeting.

(iii) If the board accepts the resignation of an unsuccessful incumbent, the governance and corporate responsibility committee shall promptly recommend a candidate to the board to fill any resulting vacancy (or may recommend decreasing the size of the board), and the board shall promptly consider and act upon that recommendation.

(f) Other Resignations. Any director may resign at any time upon notice given in writing or by electronic transmission to the chairman of the board or to the secretary. A resignation is effective when the resignation is delivered unless the resignation specifies (i) a later effective date or (ii) an effective date determined upon the occurrence of a specified event.

(g) Removal. Any director may be removed from office, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of all classes of shares entitled to vote at the election of directors.

(h) Filling a Vacancy. Any vacancy occurring in the board for any reason may be filled by a majority of the members of the board then in office, even if they do not constitute a quorum. Each director so elected shall hold office for a term expiring at the same time as the terms of the directors serving at the time the director joins the board. Each such director shall hold office until his or her successor is elected and qualified, unless the director dies, resigns or otherwise leaves the board before then.

2.3 *Regular Meetings.*

Unless otherwise determined by resolution of the board of directors, a meeting of the board for the election of officers and the transaction of such other business as may come before it shall be held as soon as practicable following the annual meeting of shareholders, and other regular meetings of the board shall be held as designated by the chairman of the board.

2.4 *Special Meetings.*

Special meetings of the board of directors may be called by the chairman of the board, or the chairman of the board may by written designation appoint the chief executive officer, the president, the vice chairman, or a vice president of the Company to call such meeting. Special meetings may also be called by the lead director, or if there is no lead director, the chairman of the governance and corporate responsibility committee or by written request of a majority of the directors then in office. The place, date, and time of a special meeting shall be fixed by the person or persons calling the special meeting. Notice of a special meeting of the board of directors shall be sent by the secretary of the Company to each director who does not waive written notice (either in writing or by attendance at such meeting) either by first class United States mail at least four days before such meeting, or by overnight mail, courier service, electronic transmission, or hand delivery at least 24 hours before the special meeting or such shorter period as is reasonable under the circumstances. Unless such notice indicates otherwise, any business may be transacted at a special meeting.

2.5 *Quorum; Vote Required for Action.*

At all meetings of the board of directors, a majority of the total number of directors then in office, shall be necessary to constitute a quorum for the transaction of business. Except in cases in which applicable law, the certificate of incorporation, or these bylaws provide otherwise, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board.

2.6 *Election of Chairman; Conduct of Board Meetings.*

In its sole discretion based on current circumstances, the board of directors shall annually elect one of its members to be chairman of the board and shall fill any vacancy in the position of chairman of the board with a director at such time and in such manner as the board shall determine. A director may be removed from the position of chairman of the board at any time by the affirmative vote of a majority of the board. The chairman of the board may but need not be an officer or employed in an executive or any other capacity by the Company. If the chairman of the board is not an Independent Director, the board of directors shall designate a lead director, elected by and from the Independent Directors, with such responsibilities as the board may determine.

The chairman of the board shall preside at meetings of the board and lead the board in fulfilling its responsibilities as defined in section 2.1.

In the absence of the chairman of the board, the lead director or, if there is no lead director, the chairman of the governance and corporate responsibility committee or, in his or her absence, a member of the board selected by the members present, shall preside at meetings of the board. The secretary of the Company shall act as secretary of the meetings of the board but, in his or her absence, the presiding director may appoint a secretary for the meeting.

2.7 Ratification.

Any transaction questioned in any shareholders' derivative suit on the grounds of lack of authority, defective or irregular execution, adverse interest of director, officer or shareholder, non-disclosure, miscomputation, or the application of improper principles or practices of accounting may be ratified before or after judgment, by the board of directors or by the shareholders in case less than a quorum of directors are qualified; and, if so ratified, shall have the same force and effect as if the questioned transaction had been originally duly authorized, and said ratification shall be binding upon the Company and its shareholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.

2.8 Written Action by Directors.

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or such committee, as the case may be, consent thereto in writing or by electronic transmission, and written evidence of such consent is filed with the minutes of proceedings of the board or committee.

2.9 Telephonic Meetings Permitted.

Members of the board of directors, or any committee of the board, may participate in a meeting of such board or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting.

2.10 Independent Directors.

Two-thirds of the individuals nominated as candidates for election to the board by the shareholders at the next annual meeting of shareholders shall qualify to be Independent Directors (as defined in this section).

If the board elects directors between annual meetings of shareholders, two-thirds of all directors holding office immediately after such election shall be Independent Directors.

For purposes of this section, the term "Independent Director" shall mean a director who qualifies as independent within the meaning of Rule 303A.02 of the New York Stock Exchange's Listed Company Manual (or any successor provision).

The board may establish additional standards for independence in its Corporate Governance Guidelines and in the individual board committee charters, or as otherwise deemed appropriate by the board.

2.11 *Access to Books and Records.*

The records, books, and accounts of the Company maintained by or under the supervision of the chief financial officer, the secretary, or any other officer shall be open, during the usual hours for business of the Company, to the examination of any director for any purpose reasonably related to his or her role as a director.

ARTICLE III
COMMITTEES

3.1 *Committees of the Board of Directors.*

The board of directors may, by resolution passed by a majority of the total number of directors then in office (and not by a committee thereof), designate one or more committees, consisting of one or more of the directors of the Company, to be committees of the board. To the extent provided in any resolution of the board, these bylaws, or any charter adopted by such committee and approved by the board, and to the extent permissible under Delaware law and the certificate of incorporation, any such committee shall have and may exercise all the powers and authority of the board in the management of the business and affairs of the Company.

The standing committees of the board shall include the audit committee, the governance and corporate responsibility committee, the executive compensation committee, the finance committee, the risk committee and the executive committee. The board (but not a committee thereof) may designate additional committees of the board and may prescribe for each committee such powers and authority as may properly be granted to such committees in the management of the business and affairs of the Company. The board of directors may establish by resolution, adopted by a majority of the whole board, an administrative committee with the authority and responsibility to act on behalf of the board with regard to matters submitted to the board that, pursuant to any statement of delegation of authority adopted by the board from time to time, do not constitute issues within the sole jurisdiction of the board or any committee thereof and are not otherwise significant.

3.2 *Election; Vacancies.*

The members and the chairman of each committee described in sections 3.4 through 3.9 shall be elected annually by the board at its first meeting after each annual meeting of shareholders or at any other time the board shall determine. The members of other committees of the board may be designated at such time as the board may determine. Vacancies in any committee may be filled at such time and in such manner as the board shall determine.

3.3 *Procedure; Quorum.*

Except to the extent otherwise provided in these bylaws or any resolution of the board of directors, each committee of the board may fix its own rules and procedures.

At all meetings of any committee of the board, a majority of the members thereof shall constitute a quorum for the transaction of business. The vote of a majority of the members present at a meeting of a committee of the board at which a quorum is present shall be the act of the committee unless the certificate of incorporation, these bylaws, or a resolution of the board requires the vote of a greater number.

3.4 *Finance Committee.*

The finance committee shall be responsible for assisting the board of directors in its oversight of the Company's financial policies, strategies and capital structure.

3.5 Audit Committee.

The audit committee shall assist the board of directors in its oversight of the quality and integrity of the Company's financial statements, compliance with legal and regulatory requirements, the qualifications and independence of the external auditors and the scope and performance of the Company's internal audit function and external auditors. The audit committee shall have and may exercise the powers, authority, and responsibilities that are normally appropriate for the functions of an audit committee. The committee shall also annually select the independent auditors for the following calendar year, and that selection shall be submitted to the shareholders for their ratification or rejection at the annual meeting of shareholders.

3.6 Executive Compensation Committee.

The executive compensation committee shall oversee and confirm that the Company's compensation policies and practices support the successful recruitment, development, and retention of executive talent in order to achieve the Company's business objectives, optimize long-term financial returns, and carry out the Board's responsibilities relating to the compensation of executive officers. The committee shall be responsible for matters related to executive compensation and development and all other equity-based incentive compensation plans of the Company. The committee shall determine the compensation of the chief executive officer, any Section 16 officer (as determined by the Company in accordance with Rule 16a-1(f) under the Exchange Act), any senior vice president who is a member of the Company's executive leadership team as designated by the chief executive officer and other individuals as recommended from time to time by the chief executive officer. The committee shall have and may exercise the powers and authority granted to it by any incentive compensation plan for employees of the Company.

3.7 Governance and Corporate Responsibility Committee.

The governance and corporate responsibility committee shall assist the board of directors by: identifying individuals qualified to serve as members of the board and, where appropriate, recommend individuals to be nominated by the board for election by the shareholders or to be appointed by the board to fill vacancies consistent with the criteria approved by the board; developing and recommending to the board a set of corporate governance guidelines and other corporate governance policies and otherwise performing a leadership role in shaping the Company's corporate governance; overseeing an annual evaluation of the performance of the board and its standing committees; recommending to the board the compensation of directors; and overseeing the Company's policies and/or strategies related to corporate responsibility, sustainability and political contributions.

3.8 Risk Committee.

The risk committee shall assist the board in fulfilling its oversight responsibilities with regard to the risk management framework and practices management uses to identify, assess and manage key strategic and operational risks facing the business.

3.9 Executive Committee

The executive committee shall function in lieu of the board of directors when the board of directors is not in session. The executive committee shall be delegated all of the authority of the board of directors, however conferred, that can be delegated under these bylaws or applicable law, subject to the limitations set forth in the executive committee charter.

ARTICLE IV
OFFICERS

4.1 Election of Officers.

The board of directors shall elect such officers of the Company with the titles and duties that it designates, provided that the Company shall have at least two officers at any time. There may be a chief executive officer, a president, one or more vice chairmen of the Company, one or more vice presidents (which may include one or more executive vice presidents and/or senior vice presidents), a chief financial officer, a secretary, a treasurer, a controller, a general counsel, a general auditor and a chief tax officer. The officers, other than the chief executive officer and the president, shall each have the powers, authority and responsibilities of those officers provided by the bylaws or as the board or the chief executive officer may determine. One person may hold any number of offices. Each officer shall hold office until his or her successor is elected and qualified or until such officer's earlier resignation or removal.

4.2 Chief Executive Officer.

The chief executive officer shall have the general executive responsibility for the conduct of the business and affairs of the Company. Such officer shall exercise such other powers, authority and responsibilities as the board of directors may determine.

In the absence of or during the physical disability of the chief executive officer, the board may designate an officer who shall have and exercise the powers, authority, and responsibilities of the chief executive officer.

4.3 President.

The president shall, subject to the direction and control of the board of directors and the chief executive officer, participate in the supervision of the business and affairs of the Company. The president shall perform all duties incident to the office of president and shall have and exercise such powers, authority and responsibilities as the board of directors may determine.

4.4 Vice Chairman of the Company.

The vice chairman shall, subject to the direction and control of the board of directors and the chief executive officer, participate in the supervision of the business and affairs of the Company. The vice chairman shall have and exercise such powers, authority, and responsibilities as the board of directors may determine.

4.5 Chief Financial Officer.

The chief financial officer shall be the principal financial officer of the Company. Such officer shall render such accounts and reports as may be required by the board of directors or any committee of the board. The financial records, books and accounts of the Company shall be maintained subject to the chief financial officer's direct or indirect supervision.

4.6 *Treasurer.*

The treasurer shall have direct or indirect custody of all funds and securities of the Company and shall perform all duties incident to the position of treasurer.

4.7 *Secretary.*

The secretary shall keep the minutes of all meetings of shareholders and directors and shall give all required notices and have charge of such books and papers as the board of directors may require. The secretary shall perform all duties incident to the office of secretary and shall submit such reports to the board or to any committee as the board or such committee may request. Any action or duty required to be performed by the secretary may be performed by an assistant secretary.

4.8 *Controller.*

The controller shall exercise general supervision of the accounting staff of the Company. The controller shall perform all duties incident to the position of controller and shall submit reports from time to time relating to the general financial condition of the Company.

4.9 *General Counsel.*

The general counsel shall be the chief legal officer of the Company and shall have general control of all matters of legal import concerning the Company. The general counsel shall perform all duties incident to the position of general counsel.

4.10 *General Auditor.*

The general auditor shall have such duties as are incident to the position of general auditor in the performance of an internal audit activity of the Company and shall have direct access to the audit committee. The general auditor shall be the chief risk officer of the Company, unless the chief executive officer designates otherwise.

4.11 *Chief Tax Officer.*

The chief tax officer shall have responsibility for all tax matters involving the Company, with authority to sign, and to delegate to others authority to sign, all returns, reports, agreements and documents involving the administration of the Company's tax affairs.

4.12 *Subordinate Officers.*

The board of directors may from time to time appoint one or more assistant officers to the officers of the Company and such other subordinate officers as the board of directors may deem advisable. Such subordinate officers shall have such powers, authority and responsibilities as the board or the chief executive officer may from time to time determine. The board may grant to any committee of the board or the chief executive officer the power and authority to appoint subordinate officers and to prescribe their respective terms of office, powers, authority, and responsibilities. Each subordinate officer shall hold such officer's position at the pleasure of the board, the committee of the board appointing him or her, the chief executive officer and any other officer to whom such subordinate officer reports.

4.13 *Resignation; Removal; Suspension; Vacancies.*

Any officer may resign at any time by giving written notice to the chief executive officer or the secretary. Unless stated in the notice of resignation, the acceptance thereof shall not be necessary to make it effective. It shall take effect at the time specified therein or, in the absence of such specification; it shall take effect upon the receipt thereof.

Any officer elected by the board of directors may be suspended or removed at any time by the affirmative vote of a majority of the board. Any subordinate officer of the Company may be suspended or removed at any time by the board, the chief executive officer or any other officer to whom such subordinate officer reports.

Subject to any contractual limitations, the chief executive officer may suspend the powers, authority, responsibilities and compensation of any employee, including any elected officer or appointed subordinate officer, for a period of time sufficient to permit the board or the appropriate committee of the board a reasonable opportunity to consider and act upon a resolution relating to the reinstatement, further suspension or removal of such person.

As appropriate, the board, a committee of the board and/or the chief executive officer may fill any vacancy created by the resignation, death, retirement, or removal of an officer in the same manner as provided for the election or appointment of such person.

ARTICLE V
INDEMNIFICATION

5.1 *Right to Indemnification of Directors and Officers.*

Subject to the other provisions of this article, the Company shall indemnify and advance expenses to every director and officer of the Company in the manner and to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, against any and all amounts (including judgments, fines, payments in settlement, attorneys' fees and other expenses) reasonably incurred by or on behalf of such person in connection with any threatened, pending, or completed investigation, action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), in which such director or officer was or is made or is threatened to be made a party or called as a witness or is otherwise involved by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee, fiduciary or member of any other corporation, partnership, joint venture, trust, organization or other enterprise, whether the basis of such proceeding is an alleged action in an official capacity as a director, officer, employee, fiduciary or member or in any other capacity while serving as a director, officer, employee, fiduciary or member. The Company shall not be required to indemnify a person in connection with a proceeding initiated by such person if the proceeding was not authorized by the board of directors of the Company.

5.2 *Advancement of Expenses of Directors and Officers.*

The Company shall pay the expenses of directors and officers incurred in defending any proceeding in advance of its final disposition ("advancement of expenses"); provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that by final judicial decision from which there is no further right of appeal the director or officer is not entitled to be indemnified under this article or otherwise.

5.3 Claims by Officers or Directors.

If a claim for indemnification or advancement of expenses by a director or officer under this article is not paid in full within 90 days after a written claim therefor has been received by the Company, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or advancement of expenses under applicable law.

5.4 Indemnification of Employees.

(a) Subject to the other provisions of this article, the Company may indemnify and advance expenses to every employee or agent of the Company who is not a director or officer of the Company in the manner and to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, against any and all amounts (including judgments, fines, payments in settlement, attorneys' fees and other expenses) reasonably incurred by or on behalf of such person in connection with any proceeding, in which such employee or agent was or is made or is threatened to be made a party or called as a witness or is otherwise involved by reason of the fact that such person is or was an employee or agent of the Company. Except as set forth in paragraph (b) below, the ultimate determination of entitlement to indemnification of employees or agents who are not officers and directors shall be made in such manner as is provided by applicable law. The Company shall not be required to indemnify a person in connection with a proceeding initiated by such person if the proceeding was not authorized by the board of the Company.

(b) Subject to the other provisions of this article, the Company shall indemnify and advance expenses to every employee or agent of the Company who is not a director or officer of the Company in the manner and to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, against any and all amounts (including judgments, fines, payments in settlement, attorneys' fees and other expenses) reasonably incurred by or on behalf of such person in connection with any proceeding, in which such employee or agent was or is made or is threatened to be made a party or called as a witness or is otherwise involved by reason of the fact that such person is or was serving at the request of the Company as a director, officer, employee, fiduciary or member of any other corporation, partnership, joint venture, trust, organization or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, fiduciary or member or in any other capacity while serving as a director, officer, employee, fiduciary or member. The Company shall not be required to indemnify a person in connection with a proceeding initiated by such person if the proceeding was not authorized by the board of the Company.

5.5 Advancement of Expenses of Employees.

The advancement of expenses of an employee or agent who is not a director or officer shall be made by or in the manner provided by resolution of the board of directors or by a committee of the board; provided, however, that the advancement of expenses required under section 5.4(b) of these bylaws shall be paid by the Company in advance of its final disposition; provided, further that the payment of expenses incurred by an employee or agent pursuant to section 5.4(a) and (b) of these bylaws in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the employee or agent to repay all amounts advanced if it should be ultimately determined by final judicial decision from which there is no further right of appeal the employee or agent is not entitled to be indemnified under this article or otherwise.

5.6 Claims by Employees.

If a claim for indemnification or advancement of expenses by an employee or agent pursuant to section 5.4(b) of these bylaws is not paid in full within 90 days after a written claim therefor has been received by the Company, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or advancement of expenses under applicable law.

5.7 Non Exclusivity of Rights.

The rights conferred on any person by this article shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, any provision of the certificate of incorporation or of these bylaws or of any agreement, any vote of shareholders or disinterested directors or otherwise.

5.8 Other Indemnification.

The Company's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, joint venture, trust, organization, or other enterprise shall be reduced by any amount such person collects as indemnification from such other corporation, partnership, joint venture, trust, organization or other enterprise.

5.9 Insurance.

The board of directors may, to the fullest extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Company's expense insurance: (a) to reimburse the Company for any obligation which it incurs under the provisions of this article as a result of the indemnification of past, present or future directors, officers, employees, agents and any persons who have served in the past, are now serving or in the future will serve at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; and (b) to pay on behalf of or to indemnify such persons against liability in instances in which they may not otherwise be indemnified by the Company under the provisions of this article, whether or not the Company would have the power to indemnify such persons against such liability under this article or under applicable law.

5.10 Nature of Rights; Amendment or Repeal.

The rights conferred in this article V shall be contract rights that shall continue as to an indemnitee who has ceased to be a director, officer or employee and shall inure to the benefit of such person's heirs, executors, administrators, or other legal representatives. Any repeal or modification of the foregoing provisions of this article shall be prospective only and shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VI
MISCELLANEOUS

6.1 Seal.

The corporate seal shall have inscribed upon it the name of the Company, the year of its organization and the words "Corporate Seal," and "Delaware." The seal and any duplicate of the seal shall be in the charge of the secretary or an assistant secretary.

6.2 Fiscal Year.

The fiscal year of the Company shall begin on January 1 and end on December 31 of each year.

6.3 Notice.

Unless otherwise required by applicable law or elsewhere in these bylaws, any notice required to be given by these bylaws must be given in writing delivered in person, by first class United States mail, overnight mail or courier service, or by facsimile, electronic mail, or other electronic transmission.

6.4 Waiver of Notice.

Whenever any notice is required to be given, a waiver thereof in writing, signed by the person or persons entitled to the notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Such written notice of waiver need not specify the business to be transacted at or the purpose of any regular or special meeting of the shareholders, board of directors, or committee of the board. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except attendance for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

6.5 Forum for Adjudication of Disputes

With respect to any action arising out of any act or omission occurring after the adoption of this section 6.5, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery lacks jurisdiction, the federal district court for the District of Delaware unless said court lacks subject matter jurisdiction in which case, the Superior Court of the state of Delaware) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's shareholders, (c) any action asserting a claim arising under any provision of the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to the Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the preceding sentence and (ii) having service of process made upon such shareholder in any such action by service upon such shareholder's counsel in the Foreign Action as agent for such shareholder.

6.6 Voting of Shares Owned by the Company.

The board of directors, the finance committee, or the chairman of the board may authorize any person and delegate to one or more officers or subordinate officers the authority to authorize any person to vote or to grant proxies to vote in behalf of the Company at any meeting of shareholders or in any solicitation of consent of any corporation or other entity in which the Company may hold shares or other voting securities.

6.7 Form of Records.

Any records maintained by the Company in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time. Upon the request of any person entitled to inspect records, the Company shall so convert such records.

6.8 Offices.

The Company shall maintain a registered office inside the State of Delaware and may also have other offices outside or inside the State of Delaware. The books of the Company may be kept outside or inside the State of Delaware.

6.9 Amendment of Bylaws.

Unless otherwise provided in the certificate of incorporation or these bylaws, the board of directors shall have power to adopt, amend, or repeal the bylaws at any regular or special meeting of the board. The shareholders shall also have power to adopt, amend, or repeal the bylaws at any annual or special meeting, subject to compliance with Article Sixth of the certificate of incorporation and the notice provisions provided in section 1.11 of these bylaws.

6.10 Uncertificated Shares

Notwithstanding any other provision in these bylaws, the Company may adopt a system of issuance, recordation and transfer of its shares by electronic or other means not involving any issuance of certificates, including provisions for notice to purchasers in substitution for any required statements on certificates that may be required by applicable corporate securities laws.

Exhibit C

Correspondence with Proponent

Sheena M. Bailey

From: Sheena M. Bailey
Sent: Monday, December 21, 2015 10:20 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Shareholder Proposal on Proxy Access

Mr. Chevedden – Thank you for sending your proof of stock ownership. My boss, who is our Deputy General Counsel & Corporate Secretary and I would like to have a discussion with you regarding your proposal. Do you have availability on the afternoon of Jan 4, at about 2 p.m.? If not can you provide some alternative times during that week.

Best Regards,

Sheena M. Bailey

Manager, Corporate Governance
Legal Staff
General Motors Company
Mail Code: 482-C23-D24
300 Renaissance Center, Detroit, MI 48265-3000
Tel: 313-667-1430 Fax: 313-665-4976
Cell: 313-530-1023 E-mail: sheena.m.bailey@gm.com

GENERAL MOTORS

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 16, 2015 9:48 PM
To: Sheena M. Bailey <sheena.m.bailey@gm.com>
Subject: Rule 14a-8 Proposal (GM) blb

Dear Ms. Bailey,
Please see the attached broker letter.
Sincerely,
John Chevedden

Sheena M. Bailey

From: Sheena M. Bailey
Sent: Monday, December 21, 2015 9:01 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Re: Proxy Access (GM)

Mr. Chevedden--Thank you for your response. You will meet with Jill Sutton, GM's Deputy General Counsel & Corporate Secretary only at 12 p.m. PT on Jan. 4. Please let me know what phone number you would like for Jill to contact you on. Or, if you would like, we can provide a toll-free number for you to contact her.

Best Regards,

Sheena M. Bailey

Sent from my iPhone

On Dec 21, 2015, at 8:40 PM, *** FISMA & OMB Memorandum M-07-16 *** wrote:

> Ms. Bailey,
> Jan. 4th at noon PT is good. One person from each side would be best.
> John Chevedden

Sheena M. Bailey

From:	Sheena M. Bailey
Sent:	Wednesday, December 23, 2015 9:22 AM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Subject:	Re: Proxy Access (GM)

Thank you Mr. Chevedden. Jill will contact you at the number provided.

Merry Christmas to you.

Sheena Bailey

Sent from my iPhone

On Dec 22, 2015, at 11:01 PM, *** FISMA & OMB Memorandum M-07-16 *** wrote:

> Dear Ms. Bailey,
> My phone number for 12 p.m. PT on Jan. 4 is
> *** FISMA & OMB Memorandum M-07-16 ***
> All the best for the Christmas week,
> John Chevedden

Sheena M. Bailey

From: Sheena M. Bailey
Sent: Fridav, January 22, 2016 11:06 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Follow-up Discussion with General Motors

Mr. Chevedden – I hope your New Year has gotten off to a good start. My boss, Jill Sutton, deputy general counsel & corporate secretary of GM, would like to have a follow-up discussion with you regarding your shareholder proposal on proxy access. Would be available for a call with her on Monday, Jan. 25th at 11:30a.m. PT? We appreciate your time.

Best Regards,

Sheena M. Bailey

Manager, Corporate Governance
Legal Staff
General Motors Company
Mail Code: 482-C23-D24
300 Renaissance Center, Detroit, MI 48265-3000
Tel: 313-667-1430 Fax: 313-665-4976
Cell: 313-530-1023 E-mail: sheena.m.bailey@gm.com

GENERAL MOTORS

Sheena M. Bailey

From: Sheena M. Bailey
Sent: Monday, January 25, 2016 10:24 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy Access (GM)

Thank you Mr. Chevedden. Jill will contact you at 11:30 PT at the number you provided previously, *** FISMA & OMB Memorandum M-07-16 ***

Best Regards,

Sheena M. Bailey
Manager, Corporate Governance
Legal Staff
General Motors Company
Mail Code: 482-C23-D24
300 Renaissance Center, Detroit, MI 48265-3000
Tel: 313-667-1430 Fax: 313-665-4976
Cell: 313-530-1023 E-mail: sheena.m.bailey@gm.com

GENERAL MOTORS

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, January 22, 2016 10:35 PM
To: Sheena M. Bailey <sheena.m.bailey@gm.com>
Subject: Proxy Access (GM)

Dear Ms. Bailey,
Monday, Jan. 25th at 11:30a.m. PT is good.
Sincerely,
John Chevedden

Sheena M. Bailey

From: Sheena M. Bailey
Sent: Monday, January 25, 2016 12:40 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Reschedule GM Discussion

Mr. Chevedden – Jill now has a conflict and would like to move her call with you back to 12:15p.m. PT. Will that time be okay for you? Thank you.

Sheena M. Bailey
Manager, Corporate Governance
Legal Staff
General Motors Company
Mail Code: 482-C23-D24
300 Renaissance Center, Detroit, MI 48265-3000
Tel: 313-667-1430 Fax: 313-665-4976
Cell: 313-530-1023 E-mail: sheena.m.bailey@gm.com

GENERAL MOTORS

From: Sheena M. Bailey
Sent: Monday, January 25, 2016 10:24 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy Access (GM)

Thank you Mr. Chevedden. Jill will contact you at 11:30 PT at the number you provided previously *** FISMA & OMB Memorandum M-07-16 ***

Best Regards,

Sheena M. Bailey
Manager, Corporate Governance
Legal Staff
General Motors Company
Mail Code: 482-C23-D24
300 Renaissance Center, Detroit, MI 48265-3000
Tel: 313-667-1430 Fax: 313-665-4976
Cell: 313-530-1023 E-mail: sheena.m.bailey@gm.com

GENERAL MOTORS

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, January 22, 2016 10:35 PM
To: Sheena M. Bailey <sheena.m.bailey@gm.com>
Subject: Proxy Access (GM)

Dear Ms. Bailey,
Monday, Jan. 25th at 11:30a.m. PT is good.
Sincerely,
John Chevedden

Sheena M. Bailey

From: Sheena M. Bailey
Sent: Monday, January 25, 2016 1:06 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Reschedule GM Discussion (GM)

Yes, today at 12:30pm PT.

Sheena M. Bailey
Manager, Corporate Governance
Legal Staff
General Motors Company
Mail Code: 482-C23-D24
300 Renaissance Center, Detroit, MI 48265-3000
Tel: 313-667-1430 Fax: 313-665-4976
Cell: 313-530-1023 E-mail: sheena.m.bailey@gm.com
GENERAL MOTORS

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, January 25, 2016 1:05 PM
To: Sheena M. Bailey <sheena.m.bailey@gm.com>
Subject: Reschedule GM Discussion (GM)

12:30 pm PT Monday?

Sheena M. Bailey

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, January 25, 2016 1:17 PM
To: Sheena M. Bailey
Subject: Reschedule GM Discussion (GM)

Okay

Sheena M. Bailey

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, January 25, 2016 3:27 PM
To:	Sheena M. Bailey
Subject:	Proxy Access (GM)

Dear Ms. Sutton,
Thank you for the information on proxy access.

To accelerate discussion can you forward one-line responses on these items:
Ownership percentage needed
Years of continuous ownership needed
The least number of directors that can be nominated in a year
Max. number of members for the Nominations Group
Nomination Deadline
Loaned shares explicitly count as owned?
Shares need to be held after annual meeting?
Third party compensation arrangements okay?
Proxy access available if another nomination made under advance notice provision?
A minimum % vote needed in order for candidate to be nominated again the next year?
Sincerely,
John Chevedden

Jill Sutton

From: Jill Sutton
Sent: Monday, January 25, 2016 6:23 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Proxy Access - Confidential Pursuant to Earlier Discussion
Attachments: Proxy Access Chart (Chevedden).docx

Hi John:

Please see attached, as discussed earlier today. Could we schedule a call later this week to discuss any questions or comments you have regarding the attached?

Thanks very much,

Jill

Jill Sutton

Deputy General Counsel and Corporate Secretary

Proxy Access Proposal Provisions

Proxy Access Provision	Chevedden Proposal	Management Proposal	Alignment
Ownership threshold and duration	3% / 3 years	3% / 3 years	✓
Nominee limit (Max. % of board)	The greater of 25% or 2 directors	Up to 20% of the Board (rounding down)	✓ 20% of current board is 2 directors
Nominating group size limit	No limit	20 shareholders	+ Requiring substantial stake in company makes sense given the proportionate board representation that results from process
Prohibitions on resubmission of failed nominees in subsequent years	The bylaws must not contain any additional restrictions on nominations or re-nominations of proxy access nominees that would not also apply to other nominees of the Board	Any shareholder nominee that does not receive 25% of the votes cast will be excluded from proxy access for the next 2 annual meetings	+ Likelihood of success of election would be strengthened by nomination of candidates that are more widely endorsed by shareholders in prior years allowing for greater alignment on representation of shareholder interests
Restrictions on third-party compensation of proxy access nominees	Not specifically addressed	Permits nominee having third-party compensation arrangements with nominating shareholder if disclosed	+ Disclosure allows shareholders to assess if additional compensation creates a conflict of interest
Restrictions on the use of proxy access and proxy contest procedures	Not specifically addressed	Prohibits shareholders who rely upon proxy access from concurrently launching a proxy contest	✓ Process is not intended for those seeking a control purpose; separate proxy process for such
Treatment of Loaned Shares	Loaned shares should be counted toward ownership threshold	Loaned shares counted if shareholders have recalled such shares as of the time they submit the nominating notice	✓ It is equitable to require shareholders to regain control of their shares prior to nominating and voting on a candidate, which we understand is a fairly typical practice
Requirement to hold shares beyond annual meeting	Not specifically addressed	Require nominating shareholders to continuously own the required shares (*i.e.*, greater than 1.5%) for a full year following the annual meeting	+ It is equitable to require the nominating shareholders to actually own a stake in the company for the year that their nominee serves on the company's board; we have provided for typical exceptions
Protections relative to nominees	The bylaws must not contain any additional restrictions on nominations or re-nominations of proxy access nominees that would not also apply to other nominees of the Board	Require that nominating shareholders disclaim a control purpose and that nominees qualify as "independent." Exclude nominees who have served as an officer or director of a competitor within the past 3 years, nominees with significant and unresolvable conflicts of interest, nominees with criminal convictions, and nominees who run afoul of the SEC's 'bad actor" rules	+ Likelihood of success of election would be strengthened by nomination of candidates that meet minimum requirements for election that are aligned with shareholder interests

CONFIDENTIAL AND NOT FOR DISTRIBUTION

Jill Sutton

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, January 25, 2016 6:31 PM
To: Jill Sutton
Subject: Proxy Access (GM)

Dear Ms. Sutton,
Thank you for the information on proxy access.

To accelerate discussion can you forward one-line responses on these items:
Ownership percentage needed
Years of continuous ownership needed
The least number of directors that can be nominated in a year
Max. number of members for the Nominations Group
Nomination Deadline
Loaned shares explicitly count as owned?
Shares need to be held after annual meeting?
Third party compensation arrangements okay?
Proxy access available if another nomination made under advance notice provision?
A minimum % vote needed in order for candidate to be nominated again the next year?
Sincerely,
John Chevedden

Jill Sutton

From: Jill Sutton
Sent: Tuesday, January 26, 2016 10:51 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Specific Responses

Hi John:
Below are answers point by point, per your request. I also received your subsequent email with more detailed questions. I am happy to respond to those, and I think a follow-up call would be the best way to move that forward. Would you be available tomorrow or later this afternoon?
Thanks much,
Jill

- Ownership percentage needed
  Nominating shareholder(s) must own 3% of common stock.

- Years of continuous ownership needed
  Nominating shareholder(s) must have continuously owned 3% of common stock for 3 years as of the time they submit the nominating notice.

- The least number of directors that can be nominated in a year
  Nominating Shareholder(s) may nominate up to 20% of the current Board.

- Max. number of members for the Nominations Group
  A group of up to 20 shareholders may aggregate their share ownership to meet the 3% ownership threshold.

- Nomination Deadline
  Nominating stockholder(s) must submit their nominating notice to the corporate secretary not more than 180 days and not less than 120 days before the date of the annual meeting.

- Loaned shares explicitly count as owned?
  Nominating shareholder(s) loaned shares are counted as owned if the nominating shareholder(s) have recalled such shares as of the time they submit the nominating notice and through the annual meeting.

- Shares need to be held after annual meeting?
  Nominating shareholder(s) are required to continuously own the required shares for a full year following the annual meeting with allowances for certain reductions in shareholdings required under the shareholders' governance documents or investment policies.

- Third party compensation arrangements okay?
  Nominees are permitted to have third-party compensation arrangements with the nominating shareholder(s) if such arrangements are disclosed in the proxy statement.

- Proxy access available if another nomination made under advance notice provision?
  Nominating shareholder(s) who rely on proxy access are prohibited from making a nomination under the advance notice provision or concurrently launching a proxy contest.

- A minimum % vote needed in order for candidate to be nominated again the next year
  Any shareholder nominee that does not receive 25% of the votes cast would be excluded from proxy access for the next two annual meetings.

Additionally, we believe the likelihood of the success of the election would be strengthened by nomination of candidates that meet the minimum requirements for election, which are aligned with shareholder interests and are as follows: ***Nominating shareholder(s) are required to disclaim a control purpose and qualify as "independent." We would exclude nominees who have served as an officer or director of a competitor within the past 3 years, nominees with significant and unresolvable conflicts of interest, nominees with criminal convictions, and nominees who run afoul of the SEC's 'bad actor" rules.***

Jill Sutton

From: Jill Sutton
Sent: Tuesday, January 26, 2016 7:13 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy Access (GM)

Hi John:
Thank you for this note. As I mentioned earlier this week during our call, we are working toward a resolution of our proxy access engagement process over the next few days. Should I trust that the matters you raise below are the main points that are causing you pause for our proxy access bylaw? I can certainly address them by email and concurrently with any other issues. If we are able to address your concerns, would you be willing to withdraw your proposal?
Thank you very much and happy to talk further anytime.
Jill

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 26, 2016 5:54 PM
To: Jill Sutton <jill.sutton@gm.com>
Subject: Proxy Access (GM)

Dear Ms. Sutton,
Can you at least address part of this question in an email message.

How could the company prove it version of proxy access would work.
There seems like there could be a downward spiral that would make proxy access not work especially when there is a 20 shareholder limit.

For instance the greatest incentive to use proxy access would be when a company is underperforming. However this incentive may run into a brick wall because shareholders tend to sell their stock when a company is underperforming and instances of 3 years of continuous ownership then disappear.

Plus what what would make it so difficult for a $45 billion company to process proxy access sponsored by 50 shareholders instead of by 20 shareholders.
Thank you.
John Chevedden

Jill Sutton

From: Jill Sutton
Sent: Wednesday, January 27, 2016 11:12 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy Access (GM)

Hi John:
I am really not trying to be difficult! But, in the interest of time and completeness, I would like to address all of your concerns collectively. With the chart that I provided the other day, you have a full picture of the elements we are thinking of including and that we are discussing with our shareholders, so I was simply hoping we could have dialogue on any of those matters that would be of concern taken together.
Best,
Jill

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 26, 2016 11:05 PM
To: Jill Sutton <jill.sutton@gm.com>
Subject: Proxy Access (GM)

Dear Ms. Sutton,
These are important issues. However there may be additional issues that come up since proxy access is so new.

Can you at least address part of this question in an email message.

How could the company prove it version of proxy access would work.
There seems like there could be a downward spiral that would make proxy access not work especially when there is a 20 shareholder limit.

For instance the greatest incentive to use proxy access would be when a company is underperforming. However this incentive may run into a brick wall because shareholders tend to sell their stock when a company is underperforming and instances of 3 years of continuous ownership then disappear.

Plus what what would make it so difficult for a $45 billion company to process proxy access sponsored by 50 shareholders instead of by 20 shareholders.
Thank you.
John Chevedden

Jill Sutton

From: Jill Sutton
Sent: Thursday, January 28, 2016 2:46 PM
To: 'Kimpel, Scott H.'; Robert Boyle Jr; Angelo Bernabei; Sheena M. Bailey
Subject: FW: Proxy Access (GM) - Chevedden email

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 26, 2016 11:05 PM
To: Jill Sutton <jill.sutton@gm.com>
Subject: Proxy Access (GM)

Dear Ms. Sutton,
These are important issues. However there may be additional issues that come up since proxy access is so new.

Can you at least address part of this question in an email message.

How could the company prove it version of proxy access would work.
There seems like there could be a downward spiral that would make proxy access not work especially when there is a 20 shareholder limit.

For instance the greatest incentive to use proxy access would be when a company is underperforming. However this incentive may run into a brick wall because shareholders tend to sell their stock when a company is underperforming and instances of 3 years of continuous ownership then disappear.

Plus what what would make it so difficult for a $45 billion company to process proxy access sponsored by 50 shareholders instead of by 20 shareholders.
Thank you.
John Chevedden

Jill Sutton

From: Jill Sutton
Sent: Thursday, January 28, 2016 3:43 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy Access (GM)

Hello John:

As we formulate a proxy access bylaw, we believe it is imperative that we adopt and implement governance practices that promote the long-term best interests of our shareholders and that are both practical and workable. In that regard, as you are aware, we have engaged with some of our large and smaller shareholders to understand their views and perspectives on proxy access. Based on this feedback, we are considering adoption of a proxy access bylaw that meets all of these objectives, and which is consistent with proxy access provisions adopted by other large, reputable companies and with ISS guidelines (except with respect to those areas we previously discussed with you). At your request, I have provided our views on the two issues you raise in your email below, the cap for the nominating group of investors and the required holding periods.

With respect to the cap of 20 shareholders in the nominating group, nearly 85% of companies that have adopted a proxy access bylaw since last year have stipulated a 20-shareholder limit for aggregation of share ownership. We noticed during our review of no-action letters submitted to the SEC on this topic that you withdrew your proposal at Coca-Cola and Broadridge, both of which stipulate a 20-shareholder limit in their proxy access bylaw, as well as some of the other features that our Board is considering. We are not aware of other public companies that have adopted a cap on the number of shareholders in the nominating group of 50 shareholders. For GM, adoption of a cap greater than 20 we believe would have an insignificant impact on the utilization of proxy access as our top 20 shareholders have an ability to vote nearly 40% of our outstanding shares, and the entire group of 30 to 50 shareholders control only about 10% of the vote.

We also believe that requiring shareholders to embrace the process by having a substantial stake in the company both before and after nomination makes sense given the proportionate board representation that results from the process. We believe that shareholders that utilize proxy access should be aligned with the remainder of our shareholders in terms of pursuing the best interests of the Company over the long term. This philosophy drives both the 3-year, pre-nomination holding requirement and the 1-year (with valid exceptions) post-appointment holding period. We believe it is absolutely the right approach, regardless of whether performance is strong or challenged. The dedication of our Board to the long-term best interests of our shareholders remains unchanged. For GM, these holding periods should not substantially limit our investors' use of proxy access as the average holding period of our top 25 investors is nearly 4.5 years, so we believe the 3-year ownership threshold is manageable. Further, this threshold, which is included in your proposal and was initially proposed by the SEC, is the most common practice among other companies that have adopted proxy access. Last year, nearly 90% of proxy access bylaw amendments included a 3-year ownership threshold.

As mentioned above, General Motors believes that governance policies and practices must be in the long-term best interest of our investors, and appropriate for the facts and circumstances of the company at the relevant time. We believe our recommended approach to proxy access achieves these goals.

I look forward to speaking with you again soon.

Jill

Confidential/FRE 408 Communication

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 26, 2016 11:05 PM
To: Jill Sutton <jill.sutton@gm.com>
Subject: Proxy Access (GM)

Dear Ms. Sutton,
These are important issues. However there may be additional issues that come up since proxy access is so new.

Can you at least address part of this question in an email message.

How could the company prove it version of proxy access would work.
There seems like there could be a downward spiral that would make proxy access not work especially when there is a 20 shareholder limit.

For instance the greatest incentive to use proxy access would be when a company is underperforming. However this incentive may run into a brick wall because shareholders tend to sell their stock when a company is underperforming and instances of 3 years of continuous ownership then disappear.

Plus what what would make it so difficult for a $45 billion company to process proxy access sponsored by 50 shareholders instead of by 20 shareholders.
Thank you.
John Chevedden

Jill Sutton

From: Jill Sutton
Sent: Thursday, January 28, 2016 4:28 PM
To: 'Kimpel, Scott H.'; Sheena M. Bailey; Angelo Bernabei; Robert Boyle Jr
Subject: FW: Proxy Access (GM)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 28, 2016 3:47 PM
To: Jill Sutton <jill.sutton@gm.com>
Subject: Proxy Access (GM)

Dear Ms. Sutton,
Hopefully there will be some headway at least at some companies in increasing the cap to over 20 participants.
John Chevedden

Jill Sutton

From: Jill Sutton
Sent: Thursday, January 28, 2016 4:31 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy Access (GM)

Hi John:
How do we move this forward? Should we have a call?

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 28, 2016 3:47 PM
To: Jill Sutton <jill.sutton@gm.com>
Subject: Proxy Access (GM)

Dear Ms. Sutton,
Hopefully there will be some headway at least at some companies in increasing the cap to over 20 participants.
John Chevedden

Jill Sutton

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, January 31, 2016 10:18 AM
To: Jill Sutton
Subject: Proxy Access (GM)

Dear Ms. Sutton,
Proxy access was supported by a 65% vote at Costco on Friday – no restriction on number of participants in the shareholder proposal.
John Chevedden

Jill Sutton

From: Jill Sutton
Sent: Monday, February 01, 2016 4:12 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Proxy Access (GM)

Hi John:
We appreciate your calling this additional data point to our attention, but a significant majority of other large-cap companies that have adopted a proxy-access bylaw have done so at the 20%-20 shareholder limit we are prepared to propose. We continue to believe 20%-20 shareholders is what the marketplace demands, and it is supported by other investors with whom we have discussed the issue. While it is difficult to speculate about what may have motivated Costco's shareholders to support the proposal before that company, we note that GM and Costco appear to have different corporate governance philosophies, which may motivate our respective shareholder groups to respond differently to a given issue. For example, Costco has a staggered board of directors, has not adopted a majority-voting standard for director elections, requires supermajority votes on many charter/bylaw amendments, and has a large number of non-independent directors on its board. As you know, GM has a declassified board, majority voting for directors, no supermajority standard and a substantial supermajority of independent directors. The governance standards at the two companies are very different. We believe governance practices and policies must be tailored to the facts and circumstances of each particular company.

Do you see us being able to move forward aligned? Would you be willing to discuss further?

Thank you,
Jill

Sent from my iPad

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, January 31, 2016 10:18 AM
To: Jill Sutton <jill.sutton@gm.com>
Subject: Proxy Access (GM)

Dear Ms. Sutton,
Proxy access was supported by a 65% vote at Costco on Friday – no restriction on number of participants in the shareholder proposal.
John Chevedden

Jill Sutton

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, February 02, 2016 2:21 PM
To: Jill Sutton
Subject: Proxy Access (GM)

Dear Ms. Sutton,
Brocade Communications adopted proxy access that provides for 30 participants (January 29, 2016 EDGAR filing).
John Chevedden

Jill Sutton

From: Jill Sutton
Sent: Tuesday, February 02, 2016 5:00 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: FW: Proxy Access (GM)

Hi John:

Please keep in mind, the shareholder cap should not be considered in isolation from the percentage of shareholdings required in order to make a nomination. Our Board is proposing a 3% threshold, consistent with the percentage typically being proposed by large public companies and accepted by ISS. With such a low percentage required for nomination, it takes fewer shareholders to achieve this voting percentage. For example, setting aside the top 20 GM shareholders, if you look at the next 10 GM shareholders only, they can collectively achieve the 3% threshold. We have however, included a broadly accepted cap of 20, which would appear to be sufficient to allow proxy access to be broadly workable for shareholders. Please consider these two elements of proxy access collectively. Are there any other matters relative to proxy access you would like to discuss?

Thank you, John.

Jill

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, February 02, 2016 2:21 PM
To: Jill Sutton <jill.sutton@gm.com>
Subject: Proxy Access (GM)

Dear Ms. Sutton,

Brocade Communications adopted proxy access that provides for 30 participants (January 29, 2016 EDGAR filing).

John Chevedden

Jill Sutton

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, February 02, 2016 10:51 PM
To: Jill Sutton
Subject: Proxy Access (GM)

Dear Ms. Sutton,
It would seem to be challenging to come up with $1.3 billion in GM stock that had been held continuously for 3-years.
John Chevedden

Jill Sutton

From: Jill Sutton
Sent: Wednesday, February 03, 2016 3:54 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy Access (GM)

Hi John:
There are a few things to consider with respect to your email below.

First, the relationship with the shareholder nominating group: because there can be up to 20 holders constituting the 3% ownership threshold, a single shareholder need not own $1.3B in order to participate in the proxy access process; an investor with very small holdings can align with other investors (up to 19 others) to achieve the ownership percentage. As set forth in my prior emails, even outside of GM's top 20 shareholders, there is a heavy concentration of ownership, so reaching out for support would be possible.

Second, the percentage ownership requirement is important to this process, as I've outlined previously, because of the representative nature of the role of the director nominee. They must act in furtherance of the long-term best interests of our shareholders collectively and broadly.

Third, because directors are stewards of the long-term best interests of our shareholders, the three-year holding pre-nomination and one-year post appointment ownership requirements for the nominating investor group, support appropriate alignment of these interests.

John, you have withdrawn your proposal at companies adopting a similar structure for proxy access on these factors. I would hope we are able to align on the path forward very soon. Please let me know whether an additional discussion would be helpful in this regard.

If you agree to withdraw your proposal, I am prepared to request that our Governance and Corporate Responsibility Committee refer to your proposal and the withdrawal of your submission, in our proxy statement. Is this something that would work for you?

Thank you very much,
Jill

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, February 02, 2016 10:51 PM
To: Jill Sutton <jill.sutton@gm.com>
Subject: Proxy Access (GM)

Dear Ms. Sutton,
It would seem to be challenging to come up with $1.3 billion in GM stock that had been held continuously for 3-years.
John Chevedden

Jill Sutton

From: Jill Sutton
Sent: Wednesday, February 03, 2016 10:42 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Re: Proxy Access (GM)

Hi there:
If you are referring to confirming the share ownership requirements for the 20 that make up the 3 percent ownership threshold, we have not done detailed cost analysis. We have access to tools and services that facilitate this confirmation.
Jill

Sent from my iPhone

On Feb 3, 2016, at 10:34 PM, *** FISMA & OMB Memorandum M-07-16 *** vrote:

> Dear Ms. Sutton,
> Does the company have an estimate of the cost of vetting 20 proxy access participants?
> John Chevedden

Jill Sutton

From: Jill Sutton
Sent: Friday, February 19, 2016 11:04 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Follow up call

Hi John:
Could we have a follow-up call on proxy access when you have a moment?
Thanks so much,
Jill

Jill Sutton

From: Jill Sutton
Sent: Fridav, February 19, 2016 10:57 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Re: Proxy Access (GM)

Thank you, John, for calling back. May I call you Monday morning?
Have a nice weekend,
Jill

Sent from my iPad

On Feb 19, 2016, at 10:03 PM, *** FISMA & OMB Memorandum M-07-16 *** wrote:

> Dear Ms. Sutton,
> I hope you received my message Friday.
> John Chevedden

Jill Sutton

From: Jill Sutton
Sent: Monday, February 22, 2016 12:46 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Re: Proxy Access (GM)

Would 8 am PT tomorrow work for you?

Sent from my iPhone

On Feb 22, 2016, at 12:31 PM, *** FISMA & OMB Memorandum M-07-16 *** wrote:

> Dear Ms. Sutton,
> Tuesday is a better day for a telephone call.
> John Chevedden

Jill Sutton

From: Jill Sutton
Sent: Monday, February 22, 2016 7:52 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy Access (GM)

I am in a meeting at that time, I'm sorry. We could try Wednesday if Tuesday doesn't work.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, February 22, 2016 7:43 PM
To: Jill Sutton <jill.sutton@gm.com>
Subject: Proxy Access (GM)

Is 1 PM PT okay on Tuesday.

Jill Sutton

From: Jill Sutton
Sent: Monday, February 22, 2016 9:22 PM
To: Beverly Bugeja
Cc: Sheena M. Bailey
Subject: FW: Proxy Access (GM)

Could you please schedule. thx

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, February 22, 2016 9:18 PM
To: Jill Sutton <jill.sutton@gm.com>
Subject: Proxy Access (GM)

Is 12:30 PM PT okay on Wednesday.

Sheena M. Bailey

From:	Sheena M. Bailey
Sent:	Wednesday, February 24, 2016 12:46 PM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Subject:	Reschedule Meeting with General Motors - Jill Sutton

Mr. Chevedden – Unfortunately, Jill is ill and out of the office today. Would you be available for a call with her tomorrow at 2p.m. PT? We appreciate your time.

Best Regards,

Sheena M. Bailey

Manager, Corporate Governance
Legal Staff
General Motors Company
Mail Code: 482-C23-D24
300 Renaissance Center, Detroit, MI 48265-3000
Tel: 313-667-1430 Fax: 313-665-4976
Cell: 313-530-1023 E-mail: sheena.m.bailey@gm.com

GENERAL MOTORS

Sheena M. Bailey

From: Sheena M. Bailey
Sent: Wednesday, February 24, 2016 5:32 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Reschedule Meeting with General Motors - Jill Sutton (GM)

Thank you. Jill will call you at 2 p.m. PT tomorrow.

Sheena M. Bailey
Manager, Corporate Governance
Legal Staff
General Motors Company
Mail Code: 482-C23-D24
300 Renaissance Center, Detroit, MI 48265-3000
Tel: 313-667-1430 Fax: 313-665-4976
Cell: 313-530-1023 E-mail: sheena.m.bailey@gm.com
GENERAL MOTORS

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, February 24, 2016 2:34 PM
To: Sheena M. Bailey <sheena.m.bailey@gm.com>
Subject: Re: Reschedule Meeting with General Motors - Jill Sutton (GM)

Dear Ms. Bailey,
2:00 pm on Thursday would be fine.
John Chevedden

Jill Sutton

From: Jill Sutton
Sent: Tuesday, March 01, 2016 6:40 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Nominating Group Size - confidential and not for distribution

Categories: Red Category

Hello John:

Following up on our recent conversations, I wanted to provide you with the additional information we discussed regarding the nominating cap of 20 shareholders.

We believe that the terms of GM's proposed proxy access bylaw that I've shared with you strike the right balance in providing shareholders with the opportunity to include nominees in our proxy materials, while managing administrative complexities that could be associated with a large or unlimited group of holders, without, in our case as outlined below, significant benefit to shareholders in terms of participation in the process. Allowing a limited number of holders to act as a group also strengthens the principle that we believe is shared by most of our shareholders: that the right to nominate a director using the Company's proxy statement should be available only for those who have a sufficient financial stake in the Company to cause their interests to be aligned with the interests of our shareholders as a whole.

At this time, based on the composition of our shareholder base, as well as feedback from many of our institutional shareholders, we believe that limiting the size of the nominating group to no more than 20 shareholders provides our shareholders with an appropriate opportunity to include nominees in the proxy statement. We also believe that making available the greater of 2 or 20% of the Board seats to proxy access with a reasonable limitation on the number of shareholders that could constitute a group provides an appropriately calibrated approach.

Based on the following research into our shareholder base performed by Morrow & Co., you can see that there are multiple permutations in which a group of 20 or fewer can form to avail themselves of the proposed bylaw:

- Five investors individually exceed 3%.
- 20 pension funds collectively represent 3%.
- 8 other identified funds collectively hold 3%.
- 20 stockholders, each holding at least 0.15% of the outstanding shares, can amass 3%. Based on GM's current outstanding, this represents stockholders of as few as 2.3 million shares, which falls outside of GM's top 75 investors.

As you probably know, ISS issued a policy update FAQ in December 2015 that it may issue an adverse recommendation if a proxy access policy implemented or proposed by a company contains an aggregation limit below 20 shareholders. We believe ISS's policy position on the 20-shareholder limit is based in part on the results of its 2015-2016 ISS Global Policy Survey, which was published in September 2015. ISS states in the survey results that a large majority of investors (ranging from 68-80%) believe, among other things, that an aggregation limit of less than 20 shareholders could potentially justify negative votes.

The broader market has also been coalescing around the 20-shareholder limit since public companies began voluntarily adopting proxy access bylaws. Of the 47 public companies that adopted proxy access bylaws in 2015, 34 companies adopted the 20 shareholder limit and 7 companies set smaller shareholder limits. This continues to be the trend in 2016 with companies that have announced board-sponsored proxy access bylaws. We have only identified a small number of companies that either have no limit on the ability to form groups or have a limit greater than 20.

We continue to believe that our proposed bylaw, including the 20-person-group limit, is in the best interest of all GM shareholders. We hope you will reconsider your previous position and withdraw your separate proxy access proposal.

Thank you again for your interest in GM.

Jill

Jill Sutton

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, March 01, 2016 11:39 PM
To: Jill Sutton
Subject: Proxy Access (GM)

Dear Ms. Sutton,
Thank you for the additional information on proxy access.
A maximum of 20 participants does not seem to give shareholders enough flexibility.
The management opposition statements that I am seeing now do not offer convincing reasons to limit participants to 20.
Also this week I learned of 2 companies that adopted no minimum % for a director nominee to run again.
Sincerely,
John Chevedden